

ADAMS
Resources & Energy, Inc.
2023 ANNUAL REPORT

LETTER TO OUR SHAREHOLDERS

Dear Fellow Shareholders,

As we reflect on Adams Resources & Energy's journey over the past year, it is with great pride and gratitude that we share the achievements and challenges of 2023. Leading into the year, two major events took place in late 2022 that reshaped Adams' future and directed our efforts for the year. First were the acquisitions of Phoenix Oil and Firebird Bulk Carriers. These adjacent businesses provide a platform for growth and vertical integration between our divisions. The second event was the repurchase of 44% of the outstanding shares of the company. This event eliminated the perceived overhang of the stock and enhances value for our remaining shareholders.

There is no question our 2023 consolidated results reflect the effects of economic headwinds across our lines of business. We saw continuing inflation, rising interest rates, a weak chemical manufacturing environment and lower rig counts in our primary basins which all presented challenges to the team. Despite these setbacks, the Adams team navigated these market challenges effectively and were able to capitalize on opportunities with agility. We remained focused on our core competencies: safety (above all else), efficient operations, expense reductions and the pursuit of excellence in all areas of management. As the year progressed, we saw improvements from our efforts. We improved our year-over-year net cash from operating activities by 120% and our cash and cash equivalents by 62%, even as we continued to pay down the debt associated with the KSA share repurchase in 2022.

As we look to 2024, we believe Adams can continue to see improved results, even if market challenges persist. Each segment of our business has the foundation and business pipeline to be successful.

Our crude oil marketing segment, GulfMark Energy, with our pipeline and storage segment, VEX Pipeline, will look to continue the volume growth momentum seen throughout the 4th quarter and into 2024. We are also hopeful that consistent third-party barrels will come onto the pipeline this year.

Service Transport, our chemical transportation division, has maintained low driver turnover and has streamlined operations in anticipation of domestic chemical market conditions improving in the 2nd half of 2024. As such, they are well positioned to provide additional capacity to shippers when the time comes.

Firebird Bulk Carriers has continued to grow, post-acquisition, through new customers and supplementing the GulfMark private fleet. We expect this growth to continue in 2024 as they work on improving rates and returns.

Phoenix Oil, our repurposing segment, will be breaking ground early in 2024 on a new rail transloading and lab facility in Dayton, Texas. This location will improve the company's storage capacity, increase efficiency, and allow us to access new product markets unavailable to us before.

Furthermore, we remain steadfast in our commitment to delivering sustainable value to our shareholders. Despite the challenges posed by economic uncertainties and market volatility, we have remained resilient and adaptive, seizing opportunities to optimize performance, streamline operations, and enhance shareholder returns. Our strategic acquisitions and customer-centric solutions continue to drive long-term value creation, positioning us for sustained growth and competitiveness when market conditions improve.

In conclusion, we are deeply grateful for your continued trust, support, and partnership as we embark on the next phase of our journey. With a world-class team, a steadfast commitment to safety, and an unwavering focus on delivering value to our shareholders, we are confident in our ability to navigate challenges, capitalize on opportunities, and create a brighter future for all stakeholders.

Thank you for your confidence in us.

Sincerely,



Townes G. Pressler

Chairman of the Board



Kevin J. Roycraft

Chief Executive Officer & President

March 13, 2024

ADAMS RESOURCES & ENERGY, INC. AND SUBSIDIARIES

Adams Resources & Energy, Inc. is engaged in crude oil marketing, transportation, terminalling and storage, tank truck transportation of liquid chemicals and dry bulk, interstate bulk transportation logistics of crude oil, condensate, fuels, oils and other petroleum products and recycling and repurposing of off-specification fuels, lubricants, crude oil and other chemicals through its subsidiaries, GulfMark Energy, Inc., Service Transport Company, Victoria Express Pipeline, LLC, GulfMark Terminals, LLC, Firebird Bulk Carriers, Inc. and Phoenix Oil, Inc.

CONTENTS

FINANCIAL HIGHLIGHTS

	Year Ended December 31		
	2023	2022	2021
	(In thousands, except per share data)		
Revenues	$2,745,293	$3,366,917	$2,025,204
Net Earnings	212	3,487	11,888
Cash & Cash Equivalents	33,256	20,532	97,825
Working Capital	21,684	19,083	87,199
Total Assets	361,334	384,159	374,703
Long Term Debt	19,375	24,375	-
Financial Lease Obligations	25,891	16,467	13,335
Earnings Per Common Share	$ 0.08	$ 0.85	$2.75
Dividends Per Common Share	$ 0.96	$ 0.96	$0.96

OPERATIONS SUMMARY

BUSINESS ACTIVITIES

Adams Resources & Energy, Inc. ("AE") is a publicly traded Delaware corporation organized in 1973. Our common shares are listed on the NYSE American LLC ("NYSE American") under the ticker symbol "AE". Through our subsidiaries, we are primarily engaged in crude oil marketing, truck and pipeline transportation of crude oil, and terminalling and storage in various crude oil and natural gas basins in the lower 48 states of the United States ("U.S."). In addition, we conduct tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk primarily in the lower 48 states of the U.S. with deliveries into Canada and Mexico, and with seventeen terminals across the U.S. We also recycle and repurpose off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S. Our headquarters are located in 22,197 square feet of office space located at 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027. Unless the context requires otherwise, references to "we," "us," "our," the "Company" or "AE" are intended to mean the business and operations of Adams Resources & Energy, Inc. and its consolidated subsidiaries.

We operate and report in four business segments: (i) crude oil marketing, transportation and storage; (ii) tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk; (iii) pipeline transportation, terminalling and storage of crude oil; and (iv) interstate bulk transportation logistics of crude oil, condensate, fuels, oils and other petroleum products and recycling and repurposing of off-specification fuels, lubricants, crude oil and other chemicals. For detailed financial information regarding our business segments, see Note 9 in the Notes to Consolidated Financial Statements included in this annual report.

BUSINESS SEGMENTS

Crude Oil Marketing

Our crude oil marketing segment consists of the operations of our wholly owned subsidiary, GulfMark Energy, Inc. ("GulfMark"). Our crude oil marketing activities generate revenue from the sale and delivery of crude oil purchased either directly from producers or from others on the open market. We also derive revenue from third party transportation contracts. We purchase crude oil and arrange sales and deliveries to refiners and other customers, primarily onshore in Texas, North Dakota, Michigan, Wyoming, Colorado and Louisiana.

Our crude oil marketing activities includes a fleet of 163 tractor-trailer rigs, the majority of which we own and operate, used to transport crude oil. We also maintain approximately 180 pipeline inventory locations or injection stations. We have the ability to barge crude oil from six crude oil storage facilities along the Intracoastal Waterway of Texas and Louisiana, and we have access to approximately 889,000 barrels of storage capacity at the dock facilities in order to access waterborne markets for our products.

OPERATIONS SUMMARY

The following table shows the age of our owned and leased tractors and trailers within our crude oil marketing segment at December 31, 2023:

	Tractors[1]	Trailers[2]
Model Year:		
2024	27	2
2023	21	10
2022	35	-
2021	16	-
2020	44	-
2019	13	-
2018	2	-
2017	2	-
2015	1	10
2014	2	24
2013	-	27
2012	-	12
2011	-	80
2010 & Earlier	-	21
Total	163	186

(1) Includes twenty-seven 2024 tractors, twenty-one 2023 tractors, sixteen 2021 tractors and five 2019 tractors that we lease from third parties under finance lease agreements.

(2) Includes two 2024 trailers, one 2007 trailer and two 2004 trailers that we lease from third parties under finance lease agreements. See Note 17 in the Notes to Consolidated Financial Statements for further information.

OPERATIONS SUMMARY

We purchase crude oil at the field (wellhead) level. Volume and price information were as follows for the periods indicated:

	Year Ended December 31		
	2023	2022	2021
Field Level Purchase Volumes - Per Day[1]			
Crude Oil - Barrels	87,985	94,873	89,061
Average Purchase Price			
Crude Oil - Per Barrel	$74.96	$92.63	$65.48

(1) Reflects the volume purchased from third parties at the field level of operations.

Field level purchase volumes depict our day-to-day operations of acquiring crude oil at the wellhead, transporting crude oil, and delivering it to market sales points. We held crude oil inventory at a weighted average composite price as follows at the dates indicated (in barrels):

	December 31					
	2023		2022		2021	
	Barrels	**Average Price**	**Barrels**	**Average Price**	**Barrels**	**Average Price**
Crude Oil Inventory	267,731	$72.35	328,562	$78.39	259,489	$71.86

We deliver physical supplies to refinery customers or enter into commodity exchange transactions from time to time to protect from a decline in inventory valuation. During the year ended December 31, 2023, we had sales to two customers that comprised approximately 11.4 percent and 11.1 percent, respectively, of total consolidated revenues. We believe alternative market outlets for our commodity sales are readily available and a loss of any of these customers would not have a material adverse effect on our operations. See Note 19 in the Notes to Consolidated Financial Statements for further information regarding credit risk.

Operating results for our crude oil marketing segment are sensitive to a number of factors. These factors include commodity location, grades of product, individual customer demand for grades or location of product, localized market price structures, availability of transportation facilities, actual delivery volumes that vary from expected quantities, and the timing and costs to deliver the commodity to the customer.

Transportation

Our transportation segment consists of the operations of our wholly owned subsidiary, Service Transport Company ("STC"). STC transports liquid chemicals, pressurized gases, asphalt and dry bulk on a "for hire" basis throughout the continental U.S., and into Canada and Mexico. For deliveries into Mexico, our drivers meet a third party carrier at the border, and the third party contractor delivers the products to the customer within Mexico. We do not own any of the products that we haul; rather we act as a third party carrier to deliver our customers' products from point A to point B, using predominately our employees and our owned or leased tractors and trailers. However, we also use contracted independent owner operators to provide transportation services. Transportation services are provided to customers under multiple load contracts in addition to loads covered under STC's standard price list. Our customers include major oil and chemical companies and large and mid-sized industrial companies.

STC operates seventeen terminals in ten states: (i) Texas, with terminals in Houston, Corpus Christi, Nederland and Freeport; (ii) Louisiana, with terminals in Baton Rouge (St. Gabriel), St. Rose and Sterlington; (iii) Florida, with terminals in Jacksonville and Tampa; (iv) Augusta, Georgia; (v) Mobile, Alabama; (vi) Charlotte, North Carolina; (vii) Cincinnati, Ohio; (viii) South Charleston,

OPERATIONS SUMMARY

West Virginia; (ix) Memphis, Tennessee; and (x) Illinois, with terminals in East St. Louis and Joliet. The St. Gabriel, Louisiana and the Corpus Christi, Texas terminals are situated on 11.5 acres and 3.5 acres, respectively, that we own, and both include an office building, maintenance bays and tank cleaning facilities.

Transportation operations are headquartered at a terminal facility situated on 26.5 acres that we own in Houston, Texas. This property includes maintenance facilities, administrative offices and terminal facility, tank wash rack facilities and a water treatment system. Pursuant to regulatory requirements, STC holds a Hazardous Materials Certificate of Registration issued by the U.S. Department of Transportation ("DOT").

The following table shows the age of our owned and leased tractors and trailers within our transportation segment at December 31, 2023:

	Tractors[1][2]	Trailers[3]
Model Year:		
2024	24	34
2023	37	22
2022	31	51
2021	33	12
2020	129	100
2019	49	-
2018	-	20
2016	-	6
2015	2	75
2014	-	34
2013	-	5
2012	-	28
2008 & Earlier	-	348
Total	305	735

(1) Excludes 90 contracted independent owner operator tractors.
(2) Includes fifteen 2024 tractors, thirty-five 2023 tractors and thirty-three 2021 tractors that we lease from third parties under finance lease agreements.
(3) Includes fourteen 2024 trailers, twenty-two 2023 trailers, twenty 2020 trailers and twenty 2018 trailers that we lease from third parties under finance lease agreements. See Note 17 in the Notes to Consolidated Financial Statements for further information.

Miles traveled was as follows for the periods indicated (in thousands):

				Year Ended December 31		
				2023	**2022**	**2021**
Mileage				25,487	26,510	27,902

All company and independent contractor tractors are equipped with in-cab communication technology, enabling two-way communications between our dispatch office and our drivers, through both standardized and free-form messaging, including electronic logging. We have also installed electronic logging devices (ELDs) on 100 percent of our tractor fleet. This technology enables us to dispatch drivers efficiently in response to customers' requests and to provide real-time information to customers about the status of their shipments. We have also equipped our tractor fleet with forward-facing and inward facing event recorders. These cameras are constantly recording the movements of the vehicles, and our management team is alerted via

OPERATIONS SUMMARY

email in the event the unit triggers a G-force event. A snapshot of this recording is then sent to our management team for review.

STC holds the American Chemistry Council's certification as a Responsible Care Management System ("RCMS") company. The scope of this RCMS certification covers the carriage of bulk liquids throughout STC's area of operations as well as the tank trailer cleaning facilities and equipment maintenance. Certification was granted based on STC's conformance to the RCMS's comprehensive environmental health, safety and security requirements. STC's quality management process is one of its major assets. The practice of using statistical process control covering safety, on-time performance and customer satisfaction aids continuous improvement in all areas of quality service.

STC is a Partner in the U.S. Environmental Protection Agency's ("EPA") SmartWay Transport Partnership, a national voluntary program developed by the EPA and freight industry representatives to reduce greenhouse gases and air pollution and promote cleaner, more efficient ground freight transportation.

During 2020, STC applied for and received its first bronze star rating from EcoVadis, a global leader in monitoring, benchmarking and enabling sustainability in global supply chains.

During 2022, STC won the National Tank Truck Carriers' ("NTTC") Heil Trophy Award for its 2021 efforts. This esteemed award recognizes tank truck operations in North America with the best safety program and safety record for the year. STC claimed NTTC's Heil Trophy Award in the Harvison division, which spotlights carriers whose trucks traveled more than 15 million miles during the previous year. NTTC's longest-running safety contest annually recognizes North American for-hire and private tank truck fleets with elite safety programs and records. Winners are determined by their safety records, safety and preventive maintenance programs, personnel safety programs and record, and contributions to tank truck industry and general highway safety causes.

STC is a member of Texas TRANSCAER®, a non-profit organization with membership from the chemical, transportation and emergency response industries. The mission of Texas TRANSCAER® is to promote safe transportation and handling of hazardous materials, educate about the safety and security of hazardous materials that are transported through communities, and provide education and training for emergency responders along transportation routes. As members of Texas TRANSCAER®, STC Safety Personnel assist with training events for first responders all over Texas.

Our strategy is to build long-term relationships with our customers based upon the highest level of customer service, safety and reliability. We believe that our commitment to safety, flexibility, size and capabilities provide us with a competitive advantage over other carriers.

Pipeline & Storage

Our pipeline and storage segment consists of the operations of two of our wholly-owned subsidiaries, which constitute the VEX Pipeline System: (i) Victoria Express Pipeline, L.L.C. ("VEX"), which we acquired on October 22, 2020 and which owns the VEX pipeline, and (ii) GulfMark Terminals, LLC ("GMT"), which was formed in October 2020 to hold the related terminal facility assets we acquired with the VEX Pipeline System. The VEX Pipeline System complements our existing storage terminal and dock at the Port of Victoria, where with our crude oil marketing segment, we control approximately 450,000 barrels of storage with three docks.

Through 2021, pipeline and storage segment revenues were earned from a third-party shipper under a contract that had been in place at the time of the acquisition, and revenues were also earned from GulfMark, an affiliated shipper. The third-party contract ended in 2021, and all pipeline and storage segment revenues through mid-2023 were earned from GulfMark. In mid-2023, we began receiving revenue from an unaffiliated shipper. We are also currently constructing a new pipeline connection between the VEX Pipeline System and the Max Midstream pipeline system, and we expect to complete construction and place the assets into commercial service during the second half of 2024. In addition, we are exploring new connections with several other pipeline systems, for new crude oil supply opportunities both upstream and downstream of the pipeline, to enhance the crude oil supply and take-away capability of the system.

OPERATIONS SUMMARY

Volume information was as follows for the periods indicated (in barrels per day):

				Year Ended December 31		
				2023	**2022**	**2021**
Pipeline throughput				9,140	11,084	7,670
Terminalling				10,026	11,296	8,132

The VEX Pipeline System, with truck and storage terminals at both Cuero and the Port of Victoria, Texas, is a crude oil and condensate pipeline system, which connects the heart of the Eagle Ford Basin to the Gulf Coast waterborne market. The VEX Pipeline System includes 56 miles of 12-inch pipeline, which spans DeWitt County to Port of Victoria in Victoria County, Texas, with approximately 400,000 barrels of above ground storage at its two terminals. The pipeline system has a current capacity of 90,000 barrels per day and is regulated by the Federal Energy Regulatory Commission ("FERC") and the Texas Railroad Commission. The VEX Pipeline System can receive crude oil by pipeline and truck, and has downstream pipeline connections to two terminals today, with potential for additional downstream connection opportunities in the future.

The Cuero terminal has 40,000 barrels per day of offload capacity via eight truck unloading stations, with two 100,000-barrel storage tanks and one 16,000-barrel storage tank. The Port of Victoria terminal has 30,000 barrels per day of truck offload capacity via six truck unloading stations and water access via two barge docks, which have been leased from the Port Authority in Victoria. The Port of Victoria has four 50,000-barrel storage tanks and one 10,000-barrel storage tank.

The VEX Pipeline System supports GulfMark's Gulf Coast region crude oil supply and marketing business and integrates into GulfMark's value chain, serving as the link between producers/operators and our end-user markets we supply directly along the Gulf Coast waterborne market. We have the opportunity to increase our efficiency by more effectively managing the pipeline and terminalling portion of our overall transportation costs.

Logistics & Repurposing

Our logistics and repurposing segment consists of the operations of two of our wholly-owned subsidiaries, Firebird and Phoenix, which we acquired on August 12, 2022. Firebird is headquartered in Humble, Texas, and currently operates seven terminal locations throughout Texas. Firebird transports crude oil, condensate, fuels, oils and other petroleum products on a "for hire" basis largely in the Eagle Ford basin. We do not own any of the products that we haul through Firebird; rather we act as a third-party carrier to deliver our customers' products from point A to point B, using predominately our employees and our owned or leased tractors and trailers. However, we also use contracted independent owner-operators to provide transportation services. Firebird provides transportation services to customers under multiple load contracts in addition to loads covered under its standard price list. Our customers include major oil and chemical companies and large and mid-sized industrial companies. Firebird provides transportation services to Phoenix, and crude oil transportation services to GulfMark, when additional trucking capacity is required.

Phoenix is also headquartered in Humble, Texas. Phoenix repurposes and finds beneficial uses for off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S. With an advanced laboratory, sophisticated technology, and access to an expansive fleet of trucks, Phoenix can provide a solution for customers needing help managing off-specification fuels or oils. In addition to the removal from the customer site, Phoenix markets these refinery and plant co-products into the fuels or feedstock markets. Phoenix markets on approximately six different levels, ranging from heavy fuel oils to light-end naphthas. Phoenix utilizes Firebird's fleet to assist in the transportation of these products, and has begun to utilize STC to also assist in the transportation of these products.

On May 4, 2023, we acquired approximately 10.6 acres of land in the Gulf Inland Industrial Park, located in Dayton, Texas, for approximately $1.8 million to build a new processing facility for Phoenix with rail spur and siding, product storage, and truck rack. Phoenix intends to build new infrastructure to service its existing customers and to create opportunities for growing the business. Phoenix also plans to relocate its headquarters from Humble, Texas to this new location. We expect to break ground on the Dayton facility during the second quarter of 2024. When completed, this facility will allow us to operate our rail and trucking business more efficiently, as well as open up opportunities to process a wider variety of products.

OPERATIONS SUMMARY

The following table shows the age of our owned and leased tractors and trailers within our logistics and repurposing segment at December 31, 2023:

Model Year:	Tractors[1][2]	Trailers
2024	15	-
2023	17	-
2022	-	2
2021	21	1
2020	14	2
2019	16	2
2018	23	3
2017	-	1
2016	6	5
2015	7	18
2014	3	31
2013	1	15
2012	6	43
2011	-	16
2010 & Earlier	8	71
Total	137	210

(1) Excludes 10 contracted independent owner operator tractors.
(2) Includes six 2024 tractors and two 2023 tractors that we lease from third parties under finance lease agreements. See Note 17 in the Notes to Consolidated Financial Statements for further information.

All company and independent tractors in this segment are equipped with similar in-cab communication technology and event recorders as our STC tractors, described above under "—Transportation". All tractors are also equipped with electronic logs.

Investment in Unconsolidated Affiliate

We own an approximate 15 percent equity interest (less than 3 percent voting interest) in VestaCare, Inc., a California corporation ("VestaCare"), through Adams Resources Medical Management, Inc. ("ARMM"), a wholly owned subsidiary. We acquired our interest in VestaCare in April 2016 for a $2.5 million cash payment, which we impaired in 2017. VestaCare provides an array of software as a service (SaaS) electronic payment technologies to medical providers, payers and patients including VestaCare's product offering, VestaPay™. VestaPay™ allows medical care providers to structure fully automated and dynamically updating electronic payment plans for their patients. We do not currently have any plans to pursue additional medical-related investments. See Note 2 in the Notes to Consolidated Financial Statements for further information.

Competition

In all phases of our operations, we encounter strong competition from a number of regional and national entities. Many of these competitors possess financial resources substantially in excess of ours and may have a more expansive geographic footprint than we have. We face competition principally in establishing trade credit, pricing of available materials, quality of

OPERATIONS SUMMARY

service and location of service. Our strategy is to build long-term partnerships with our customers based upon the safety of our operations, reliability and superior customer service.

Our crude oil marketing segment and our logistics and repurposing segment compete with major crude oil companies and other large industrial concerns that own or control significant refining, midstream and marketing facilities. These major crude oil companies may offer their products to others on more favorable terms than those available to us.

In the trucking industry, the tank lines transportation business is extremely competitive and fragmented. Price, service and location are the major competitive factors in each local market.

Seasonality

In the trucking industry, revenue has historically followed a seasonal pattern for various commodities and customer businesses. Peak freight demand has historically occurred in the months of September, October and November. After the December holiday season and during the remaining winter months, freight volumes are typically lower as many customers reduce shipment levels. Operating expenses have historically been higher in the winter months primarily due to decreased fuel efficiency, increased cold weather-related maintenance costs, and increased insurance claim costs attributable to adverse winter weather conditions. Revenue can also be impacted by weather, holidays and the number of business days that occur during a given period, as revenue is directly related to the available working days of shippers.

Although our crude oil marketing segment and our logistics and repurposing segment are not materially affected by seasonality, certain aspects of our operations are impacted by seasonal changes, such as tropical weather conditions, energy demand in connection with heating and cooling requirements and the summer driving season.

Inflation and Other Cost Increases

Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. We are experiencing increased inflation in the costs of various goods and services we use to operate our business, including the cost of equipment, tires, repairs and maintenance and compensation paid to drivers. These and other factors may continue to impact our costs, expenses and capital expenditures, and could continue to have an impact on customer demand for our services as customers manage the impact of inflation on their resources.

In order to mitigate the effect of price increases on our business, from time to time, we enter into monthly commodity purchase and sale contracts for up to 300,000 barrels of crude oil and commodity purchase contracts for the purchase of diesel fuel. See Note 13 in the Notes to Consolidated Financial Statements for further information regarding these contracts.

In addition to inflation, fluctuations in fuel prices can affect profitability. Most of our transportation contracts with customers contain fuel surcharge provisions. Although we historically have been able to pass through most long-term increases in fuel prices and operating taxes to transportation customers in the form of surcharges and higher rates, there is no guarantee that this will be possible in the future. In addition, we are not able to obtain the benefit of a fuel surcharge on the crude oil marketing segment private fleet.

HUMAN CAPITAL RESOURCES

General

Our business strategy and ability to serve customers relies on employing talented professionals and attracting, training, developing and retaining a skilled workforce.

There is substantial competition for qualified truck drivers in the trucking industry. Recruitment, training, and retention of a professional driver workforce is essential to our continued growth and fulfillment of customer needs. We hire qualified professional drivers who hold a valid commercial driver's license, satisfy applicable federal and state safety performance and measurement requirements, and meet our hiring criteria. These guidelines relate primarily to safety history, road test evaluations, and various other evaluations, which include physical examinations and mandatory drug and alcohol testing. We provide comfortable, late model equipment, encourage direct communication with management, pay competitive wages and benefits, and offer other incentives intended to encourage driver safety, retention and long-term employment. Prior to being

OPERATIONS SUMMARY

released for individual duty, each new hire is required to undergo a mandatory training and evaluation period by a certified driver trainer/instructor. The length of this training period will be dependent on experience and the new hire adaptation to company policies and procedures.

Employees

At December 31, 2023, we employed 741 persons, of which 485, or 65 percent, were truck drivers. We believe our employee relations are satisfactory, and none of our employees are subject to union contracts or part of a collective bargaining unit.

Independent Contractors

In addition to company drivers, we enter into contracts with independent contractors, who provide a tractor and a driver and are responsible for all operating expenses in exchange for an agreed upon fee structure. At December 31, 2023, we had 100 independent contractor operated tractors in our transportation and logistics and repurposing segments, which comprised approximately 17 percent of our professional truck driving fleet.

Health & Safety

Safety is one of our guiding principles as we are committed to providing our employees a safe working environment. We have implemented safety programs and management practices to promote a culture of safety. We are continuously working toward maintaining a strong safety culture to emphasize the importance of our employees' role in identifying, mitigating and communicating safety risks.

In light of the current COVID-19 pandemic, we have updated and implemented our pandemic plan to ensure the continuation of safe and reliable service to customers and to maintain the safety of our employees, as well as to incorporate any new governmental guidance and rules and regulations regarding workplace safety. Since the beginning of the pandemic, we have been deemed an essential entity by virtue of the transportation services we provide.

Diversity & Inclusion

We are committed to providing a professional work environment where all employees are treated with respect and dignity and provided with equal opportunities. We do not discriminate based upon race, religion, color, national origin, gender (including pregnancy, childbirth, or related medical conditions), sexual orientation, gender identity, gender expression, age, status as a protected veteran, status as an individual with a disability or other applicable legally protected characteristics. We also support the hiring of veterans and are honored to provide opportunities to men and women who have served their respective countries.

We also partner with the Women in Trucking Association to support our efforts to advance the careers of women and gender diversity. It is our goal to empower the professional development of all employees and to operate from a mindset of sharing, caring, inclusion and equity.

We support basic human rights throughout our business enterprise and prohibit the use of child, compulsory or forced labor. Our employees are strictly prohibited from using our equipment to transport, or our facilities to shelter, unauthorized persons, or to take any other act in support of human trafficking or human rights abuses. Employees are required to immediately report any human trafficking concerns to the appropriate law enforcement agency.

We work with Truckers Against Trafficking ("TAT") to train all over-the-road drivers on how to spot and report signs of human trafficking. Our drivers receive training from TAT and become registered as TAT trained and certified.

Benefits

Our compensation and benefits programs are designed to attract, retain and motivate our employees and to reward them for their services and success. In addition to providing competitive salaries and other compensation opportunities, we offer comprehensive and competitive benefits to our eligible employees including, depending on location, life and health (medical, dental and vision) insurance, prescription drug benefits, flexible spending accounts, parental leave, disability coverage, mental and behavioral health resources, paid time off and retirement savings plan.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following information should be read in conjunction with our Consolidated Financial Statements and accompanying notes included in this annual report. Our financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the U.S.

RESULTS OF OPERATIONS

Crude Oil Marketing

Our crude oil marketing segment revenues, operating earnings and selected costs were as follows for the periods indicated (in thousands):

	Year Ended December 31				
	2023	**2022**	**Change** [1]	**2021**	**Change** [1]
Revenues	$2,585,355	$3,232,193	(20.0%)	$1,930,042	67.5%
Operating Earnings[2]	17,029	15,874	7.3%	25,243	(37.1%)
Depreciation & Amortization	8,042	7,724	4.1%	6,673	15.8%
Gains on sales of assets	2,730	1,738	57.1%	368	372.3%
Driver Compensation	19,560	19,598	(0.2%)	17,717	10.6%
Insurance	7,261	7,954	(8.7%)	6,193	28.4%
Fuel	10,427	12,518	(16.7%)	8,064	55.2%

(1) Represents the percentage increase (decrease) from the prior year.
(2) Operating earnings included net inventory valuation losses of $0.8 million, net inventory valuation losses of $2.0 million and net inventory liquidation gains of $10.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Volume and price information were as follows for the periods indicated:

	Year Ended December 31		
	2023	**2022**	**2021**
Field Level Purchase Volumes - Per Day[1]			
Crude Oil - Barrels	87,985	94,873	89,061
Average Purchase Price			
Crude Oil - Per Barrel	$74.96	$92.63	$65.48

(1) Reflects the volume purchased from third parties at the field level of operations.

2023 compared to 2022. Crude oil marketing revenues decreased by $646.8 million during the year ended December 31, 2023 as compared to 2022, primarily as a result of a decrease in the market price of crude oil, which decreased revenues by approximately $444.4 million, and lower crude oil volumes, which decreased revenues by approximately $202.4 million. The average crude oil price was $92.63 per barrel for 2022, which decreased to $74.96 per barrel for 2023. Revenues from our volumes are mostly based upon the market price in our market areas, primarily in the Gulf Coast. The decrease in the market

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

price of crude oil during 2023 as compared to 2022 was primarily due to weakness in the Chinese economy and concern over economic recession, which caused crude oil prices to fall. During the third quarter of 2023, OPEC oil production cuts and U.S. inventory draws from the Mid-Continent and Gulf Coast resulted in an increase in crude oil prices.

Revenues also decreased due to the termination on October 31, 2023 and non-renewal of our five year purchase contract in North Texas and South Central Oklahoma (the "Red River area"). In October 2018, we acquired a trucking company that owned approximately 113 tractors and 126 trailers operating in the Red River area, and subsequently entered into a new revenue agreement at that time. During the five year period, volumes handled in the Red River area ranged from an average of 25,000 to 28,000 barrels per day. The purchase price for Red River area volumes was based on a contractual price for volumes in North Texas and Oklahoma, which had been slightly lower than the purchase price for legacy volumes. The termination of this contract has resulted in a decrease in the average crude oil volumes for the crude oil marketing segment beginning in November 2023.

Driver compensation remained relatively flat during the year ended December 31, 2023 as compared to 2022, despite a decrease in the overall driver count in 2023. At the end of October 2023, we had approximately 49 drivers dedicated to the Red River area, which were either terminated or redeployed to other areas of our businesses.

Insurance costs decreased by $0.7 million during the year ended December 31, 2023 as compared to 2022, primarily due to a lower overall driver count in 2023 and premium reductions due to our safety performance during the current year, partially offset by an overall increase in insurance premiums. Fuel costs decreased by $2.1 million during the year ended December 31, 2023 as compared to 2022, consistent with a lower driver count and lower fuel prices in 2023, as compared to 2022.

Depreciation and amortization expense increased by $0.3 million during the year ended December 31, 2023 as compared to 2022, primarily due to the timing of purchases and retirements of tractors and other field equipment during 2022 and 2023. In connection with the termination of the Red River contract, we sold 36 tractors and 65 trailers during the fourth quarter of 2023, resulting in gains of approximately $2.4 million, and also transferred tractors and trailers to other areas of our businesses.

Our crude oil marketing operating earnings for the year ended December 31, 2023 increased by $1.2 million as compared to 2022, primarily as a result of inventory valuation losses of $2.0 million in 2022 compared to valuation losses of $0.8 million in 2023 (as shown in the table below) and lower fuel costs and insurance costs in 2023 as compared to 2022, partially offset by a decrease in the average market price of crude oil and a decrease in crude oil volumes in 2023.

2022 compared to 2021. Crude oil marketing revenues increased by $1,302.2 million during the year ended December 31, 2022 as compared to 2021, primarily as a result of an increase in the market price of crude oil, which increased revenues by approximately $1,104.2 million, and higher crude oil volumes, which increased revenues by approximately $198.0 million. The average crude oil price was $65.48 for 2021, which increased to $92.63 for 2022. Revenues from our volumes are mostly based upon the market price in our market areas, primarily in the Gulf Coast. The market price of crude oil increased during 2022 as compared to 2021 primarily as a result of a return of global crude oil demand following the pandemic, which combined with a perceived shortage of global crude oil production. In addition, the invasion of Ukraine by Russia contributed to an increase in the market price of crude oil in the first half of 2022. In the second half of 2022, weakness in the Chinese economy and concern over economic recession caused crude oil prices to fall, while still remaining historically high.

Driver compensation increased by $1.9 million during the year ended December 31, 2022 as compared to 2021, primarily as a result of higher volumes transported in 2022 and an increase in driver pay as compared to 2021, partially offset by a lower overall driver count in 2022.

Insurance costs increased by $1.8 million during the year ended December 31, 2022 as compared to 2021, primarily due to an increase in insurance premiums, partially offset by a lower overall driver count in 2022. Fuel costs increased by $4.5 million during the year ended December 31, 2022 as compared to 2021, consistent with higher fuel prices in 2022, as compared to 2021.

Depreciation and amortization expense increased by $1.1 million during the year ended December 31, 2022 as compared to 2021, primarily due to the timing of purchases and retirements of tractors and other field equipment during 2021 and 2022.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Our crude oil marketing operating earnings for the year ended December 31, 2022 decreased by $9.4 million as compared to 2021, primarily as a result of inventory valuation losses of $2.0 million in 2022 as compared to inventory liquidation gains of $10.3 million in 2021 (as shown in the table below), and higher operating expenses in 2022 as compared to 2021, partially offset by an increase in the average market price of crude oil and an increase in crude oil volumes in 2022.

Field Level Operating Earnings (Non-GAAP Financial Measure). Inventory valuations and forward derivative instrument (mark-to-market) valuations are two significant factors affecting comparative crude oil marketing segment operating earnings or losses. As a purchaser and shipper of crude oil, we hold inventory in storage tanks and third-party pipelines. Generally, during periods of increasing crude oil prices, we recognize inventory liquidation gains while during periods of falling prices, we recognize inventory liquidation and valuation losses.

Crude oil marketing operating earnings can be affected by the valuations of our forward month derivative instruments. These non-cash valuations are calculated and recorded at each period end based on the underlying data existing as of such date. We generally enter into these derivative contracts as part of a strategy to protect crude oil inventory value from market price fluctuations. The valuation of derivative instruments at period end requires the recognition of non-cash "mark-to-market" gains and losses.

The impact of inventory liquidations and valuations and derivative valuations on our crude oil marketing segment operating earnings is summarized in the following reconciliation of our non-GAAP financial measure and provides management a measure of the business unit's performance by removing the impact of inventory valuation and liquidation adjustments for the periods indicated (in thousands):

	Year Ended December 31		
	2023	**2022**	**2021**
As Reported Segment Operating Earnings	$17,029	$15,874	$25,243
Add (subtract):			
Inventory Liquidation Gains	-	-	(10,344)
Inventory Valuation Losses	751	2,008	-
Derivative Valuation Gains	(330)	(353)	(14)
Field Level Operating Earnings [1]	$17,450	$17,529	$14,885

(1) The use of field level operating earnings is unique to us, not a substitute for a GAAP measure and may not be comparable to any similar measures developed by industry participants. We utilize this data to evaluate the profitability of our operations.

Field level operating earnings and field level purchase volumes depict our day-to-day operation of acquiring crude oil at the wellhead, transporting the product and delivering the product to market sales points. Field level operating earnings decreased slightly during the year ended December 31, 2023 as compared to 2022, primarily due to a decrease in the average market price of crude oil and a decrease in crude oil volumes in 2023, partially offset by lower fuel costs and insurance costs in 2023 as compared to 2022.

Field level operating earnings increased during the year ended December 31, 2022 as compared to 2021, primarily due to an increase in the average market price of crude oil and an increase in crude oil volumes in 2022, which increased revenues, partially offset by higher operating costs in 2022.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

We held crude oil inventory at a weighted average composite price as follows at the dates indicated (in barrels and price per barrel):

| | December 31 | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Barrels	Average Price	Barrels	Average Price	Barrels	Average Price
Crude Oil Inventory	267,731	$72.35	328,562	$78.39	259,489	$71.86

Historically, prices received for crude oil have been volatile and unpredictable with price volatility expected to continue.

Transportation

Our transportation segment revenues, operating earnings and selected costs were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | | | |
	2023	2022	Change [1]	2021	Change [1]
Revenues	$98,359	$112,376	(12.5%)	$94,498	18.9%
Operating Earnings	$5,091	$10,891	(53.3%)	$7,104	53.3%
Depreciation & Amortization	$12,277	$11,512	6.6%	$12,099	(4.9%)
Driver Commissions	$14,020	$15,193	(7.7%)	$14,948	1.6%
Insurance	$7,884	$8,760	(10.0%)	$8,368	4.7%
Fuel	$10,280	$12,574	(18.2%)	$8,201	53.3%
Maintenance Expense	$4,683	$5,282	(11.3%)	$3,932	34.3%
Mileage (000s)	25,487	26,510	(3.9%)	27,902	(5.0%)

(1) Represents the percentage increase (decrease) from the prior year.

Our revenue rate structure includes a component for fuel costs in which fuel cost fluctuations are largely passed through to the customer over time. Revenues, net of fuel costs, were as follows for the periods indicated (in thousands):

| | | | Year Ended December 31 | | |
			2023	2022	2021
Total Transportation Revenue			$98,359	$112,376	$94,498
Diesel Fuel Cost			(10,280)	(12,574)	(8,201)
Revenues, Net of Fuel Costs [1]			$88,079	$99,802	$86,297

(1) Revenues, net of fuel costs, is a non-GAAP financial measure and is utilized for internal analysis of the results of our transportation segment.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

2023 compared to 2022. Transportation revenues decreased by $14.0 million during the year ended December 31, 2023 as compared to 2022. Transportation revenues, net of fuel costs, decreased by $11.7 million during the year ended December 31, 2023 as compared to 2022. These decreases in transportation revenues were primarily due to a decrease in volumes and decreased transportation rates during 2023 as a result of a softening in the transportation market due to changes in demand, supply chain issues and inflation. Softening of customer demand during 2023 led us to close two terminals, one in Pittsburgh, Pennsylvania and another in Atlanta, Georgia, with drivers being reassigned to nearby terminals, bringing our total to seventeen terminals in ten states by the end of 2023.

Driver commissions decreased by $1.2 million during the year ended December 31, 2023 as compared to 2022, primarily due to a decrease in the overall driver count and lower mileage during 2023, partially offset by an increase in driver pay in July 2023.

Fuel costs decreased by $2.3 million during the year ended December 31, 2023 as compared to 2022, primarily as a result of a decrease in 2023 in the price of fuel, lower miles traveled during 2023 and a lower overall driver count during 2023. Insurance costs decreased $0.9 million during the year ended December 31, 2023 as compared to 2022, primarily due to a lower overall driver count in 2023 and premium reductions due to our safety performance during 2023, partially offset by an overall increase in insurance premiums. Maintenance expense decreased by $0.6 million during the year ended December 31, 2023 as compared to 2022, primarily due to lower repairs and maintenance for tractors and trailers in our fleet, partially offset by escalating prices of parts, repairs and maintenance.

Depreciation and amortization expense increased by $0.8 million during the year ended December 31, 2023 as compared to 2022, primarily as a result of the timing of purchases and leases of new tractors and trailers in 2022 and 2023. See the following table for details regarding tractor and trailer purchases, sales and leases.

Our transportation operating earnings decreased by $5.8 million during the year ended December 31, 2023 as compared to 2022, primarily due to lower revenues as a result of lower volumes, decreased transportation rates and higher maintenance costs, partially offset by lower fuel costs, driver commissions and insurance costs.

2022 compared to 2021. Transportation revenues increased by $17.9 million during the year ended December 31, 2022 as compared to 2021. Transportation revenues, net of fuel costs, increased by $13.5 million during the year ended December 31, 2022 as compared to 2021. These increases in transportation revenues were primarily due to increased transportation rates during 2022 through continued negotiations with customers. In addition, as a result of customer demand, we opened four new terminals during the second half of 2021. These terminals, located in Charleston, West Virginia, West Memphis, Arkansas, Joliet, Illinois, and Augusta, Georgia, increased revenues by approximately $8.1 million during 2022. These increases also reflect the effect of a severe winter storm in February 2021 and the resulting power outages affecting Texas, which resulted in a significant decline in transportation services for over a week and a temporary loss of revenues in 2021. In addition, our Louisiana operations were impacted by Hurricane Ida in August 2021, resulting in a loss of days worked by drivers in the area, thus decreasing revenues. The impact of the storm affected our Louisiana locations through mid-September 2021.

Driver commissions increased by $0.2 million during the year ended December 31, 2022 as compared to 2021, primarily due to an increase in driver pay in mid-2022 and an increase in the number of drivers, partially offset by lower mileage during 2022. In addition, driver commissions were impacted by Hurricane Ida in August 2021, which affected our Louisiana operations, resulting in a loss of days worked by drivers in the area, thus decreasing driver commissions. The impact of the storm affected our Louisiana locations through mid-September 2021.

Fuel costs increased by $4.4 million during the year ended December 31, 2022 as compared to 2021, primarily as a result of an increase in the price of fuel during 2022. Insurance costs increased by $0.4 million during the year ended December 31, 2022 as compared to 2021, primarily due to an increase in insurance premiums in 2022. Maintenance expense increased by $1.4 million during the year ended December 31, 2022 as compared to 2021, primarily due to repairs and maintenance for older tractors and trailers in our fleet and escalating prices of parts, repairs and maintenance.

Depreciation and amortization expense decreased by $0.6 million during the year ended December 31, 2022 as compared to 2021, primarily as a result of the timing of purchases and leases of new tractors and trailers in 2021 and 2022.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Our transportation operating earnings increased by $3.8 million during the year ended December 31, 2022 as compared to 2021, primarily due to higher revenues as a result of increased transportation rates and revenues from new terminals, partially offset by higher fuel costs, maintenance costs, driver commissions and insurance costs.

Equipment additions and retirements for the transportation fleet were as follows for the periods indicated:

				Year Ended December 31		
				2023	2022	2021
New Tractors Purchased				11 units	3 units	28 units
New Tractors Leased				40 units	10 units	-
Tractors Retired				73 units	4 units	79 units
New Trailers Purchased				20 units	1 unit	67 units
New Trailers Leased				23 units	13 units	-
Trailers Retired				74 units	85 units	33 units

The sales of retired equipment in our transportation segment produced gains of approximately $1.7 million, $0.8 million and $0.4 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Our customers are primarily in the domestic petrochemical industry. Customer demand is affected by low natural gas prices (a basic feedstock cost for the petrochemical industry) and high export demand for petrochemicals.

Pipeline & Storage

Our pipeline and storage segment revenues, operating losses and selected costs were as follows for the periods indicated (in thousands):

		Year Ended December 31			
	2023	2022	Change[1]	2021	Change [1]
Segment Revenues [2]	$3,267	$3,804	(14.1%)	$4,524	(15.9%)
Less: Intersegment Revenues [2]	(2,944)	(3,804)	(22.6%)	(3,860)	(1.5%)
Revenues	323	-	0.0%	$664	(100.0%)
Operating Losses	(3,855)	(3,579)	7.7%	(2,487)	43.9%
Depreciation & Amortization	1,071	1,077	(0.6%)	1,025	5.1%
Insurance	842	772	9.1%	726	6.3%

(1) Represents the percentage increase (decrease) from the prior year.
(2) Segment revenues include intersegment revenues from our crude oil marketing segment, which are eliminated due to consolidation in our consolidated statements of operations.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATION

Volume information was as follows for the periods indicated (in barrels per day):

	Year Ended December 31		
	2023	**2022**	**2021**
Pipeline Throughput	9,140	11,084	7,670
Terminalling	10,026	11,296	8,132

2023 compared to 2022. Pipeline and storage segment revenues decreased by $0.5 million during the year ended December 31, 2023 as compared to 2022. Intersegment revenues, which are revenues earned from GulfMark, an affiliated shipper, decreased by $0.9 million for the year ended December 31, 2023 as compared to 2022, primarily due to lower volumes transported by GulfMark during 2023. All pipeline and storage revenues earned from GulfMark are eliminated in consolidation, with the offset to marketing costs and expenses in our consolidated statements of operations. During the year ended December 31, 2022, all pipeline and storage segment revenues were earned from GulfMark, while during the year ended December 31, 2023, approximately $0.3 million of revenues were earned from third party customers.

We are currently constructing a new pipeline connection between the VEX Pipeline System and the Max Midstream pipeline system, and we expect to place the assets into commercial service during the second half of 2024. In addition, we are exploring new connections with other pipeline systems, for new crude oil supply opportunities both upstream and downstream of the pipeline, to enhance the crude oil supply and take-away capability of the system.

Our pipeline and storage operating losses increased by $0.3 million during the year ended December 31, 2023 as compared to 2022, primarily due to increases in operating salaries and wages and related personnel costs, materials and supplies and outside service costs in 2023, partially offset by an increase in third party revenues in 2023.

2022 compared to 2021. Pipeline and storage segment revenues decreased by $0.7 million during the year ended December 31, 2022 as compared to 2021. Intersegment revenues, which are revenues earned from GulfMark, an affiliated shipper, decreased by $0.1 million for the year ended December 31, 2022 as compared to 2021, primarily due to lower volumes transported by GulfMark during 2022. All pipeline and storage revenues earned from GulfMark are eliminated in consolidation, with the offset to marketing costs and expenses in our consolidated statements of operations. During the year ended December 31, 2022, all pipeline and storage segment revenues were earned from GulfMark, while during the year ended December 31, 2021, approximately $0.7 million of revenues were earned from third party customers.

Our pipeline and storage operating losses increased by $1.1 million during the year ended December 31, 2022 as compared to 2021, primarily due to the third-party revenue contract ending, which resulted in lower revenues of $0.7 million, and increases in operating salaries and wages and related personnel costs, materials and supplies, outside service costs and insurance costs in 2022.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Logistics & Repurposing

Our logistics and repurposing segment revenues, operating (losses) earnings and selected costs were as follows for the periods indicated (in thousands):

		Year Ended December 31	
		2023	**2022**[1]
Revenues		$61,256	$22,348
Operating (Losses) Earnings		(934)	303
Depreciation & Amortization		6,473	2,394
Driver Commissions		8,927	3,767
Insurance		2,559	776
Fuel		3,673	1,796

(1) Represents the period from acquisition, August 12, 2022 through December 31, 2022.

On August 12, 2022, we acquired all of the equity interests of Firebird and Phoenix. Firebird is an interstate bulk motor carrier of crude oil, condensate, fuels, oils and other petroleum products. At the time of acquisition, Firebird had six terminal locations throughout Texas and owned 123 tractors and 216 trailers largely in the Eagle Ford basin. Phoenix recycles and repurposes off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S. See Note 6 in the Notes to Consolidated Financial Statements for further information regarding the acquisition.

On May 4, 2023, we acquired approximately 10.6 acres of land in the Gulf Inland Industrial Park, located in Dayton, Texas, for approximately $1.8 million to build a new processing facility for Phoenix with rail spur and siding, product storage, and truck rack. Phoenix intends to build new infrastructure to service its existing customers and to create opportunities for growing the business. Phoenix also plans to relocate its headquarters from Humble, Texas to this new location.

2023 compared to 2022. Revenues earned from Firebird operations were approximately $28.2 million during the year ended December 31, 2023, while revenues earned from Phoenix operations were approximately $33.1 million during the same period. Revenues earned from Firebird operations were approximately $9.5 million for the period from the August 12, 2022 acquisition date through December 31, 2022, while revenues earned from Phoenix operations were approximately $12.9 million during the same period.

Operating expenses during the year ended December 31, 2023 include driver commissions of $8.9 million, fuel costs of $3.7 million, maintenance expenses of $2.4 million and insurance costs of $2.6 million. Depreciation expense was $5.4 million and amortization expense related to intangible assets was $1.1 million during the current year. Operating losses during the year ended December 31, 2023 were $0.9 million.

General & Administrative Expense

General and administrative expenses decreased by $2.8 million during the year ended December 31, 2023 as compared to 2022, primarily due to an adjustment in 2023 of the $2.6 million contingent consideration accrual related to the Firebird and Phoenix acquisition in 2022 (see Note 6 in the Notes to Consolidated Financial Statements for further information), and lower salaries and wages and related personnel costs and legal fees, partially offset by higher insurance costs, outside service costs, audit fees and banking fees primarily related to outstanding letters of credit. The 2022 period also includes approximately $0.6 million of costs related to the repurchase of our common shares from an affiliate (see Note 10 in the Notes to Consolidated Financial Statements for further information) and approximately $0.5 million of acquisition related costs for the purchase of Firebird and Phoenix.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

General and administrative expenses increased by $4.0 million during the year ended December 31, 2022 as compared to 2021, primarily due to higher salaries and wages and related personnel costs, audit fees, legal fees, outside service costs and insurance costs. As described above, 2022 also includes approximately $0.6 million of costs related to the repurchase of our common shares from an affiliate and approximately $0.5 million of acquisition related costs for the purchase of Firebird and Phoenix.

Interest Expense

Interest expense increased by $2.1 million during the year ended December 31, 2023 as compared to 2022, primarily due to an increase in interest expense of $1.6 million as a result of higher borrowings under the revolving portion of the Credit Agreement and the outstanding borrowings under the Term Loan of $21.9 million under our Credit Agreement. Interest expense also increased approximately $1.0 million related to our entry into new finance leases in 2023 (see Note 17 in the Notes to Consolidated Financial Statements for further information). The 2022 period includes the write off of debt issuance costs of $0.4 million related to the Wells Fargo credit agreement that we terminated in October 2022 (see Note 12 in the Notes to Consolidated Financial Statements for further information).

Interest expense increased by $0.5 million during the year ended December 31, 2022 as compared to 2021, primarily due to the write off of debt issuance costs of $0.4 million related to the Wells Fargo credit agreement that we terminated in October 2022, and an increase of $0.3 million related to the outstanding Term Loan under our Credit Agreement. We entered into the Credit Agreement with Cadence Bank in October 2022 and used the proceeds from the Term Loan to partially fund the repurchase of shares from KSA Industries, Inc. ("KSA") and certain of its affiliates on October 31, 2022 (see Note 10 in the Notes to Consolidated Financial Statements for further information).

Income Taxes

Provision for (benefit from) income taxes is based upon federal and state tax rates, and variations in amounts are consistent with taxable income (loss) in the respective accounting periods.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted and signed into law in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating losses ("NOL") incurred in tax years 2018, 2019 and 2020 to offset 100 percent of taxable income and be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes.

The NOL carryback provision in the CARES Act resulted in a cash benefit to us for the fiscal years 2018, 2019 and 2020. We carried back our NOL for the fiscal year 2018 to 2013 and received a cash refund of approximately $2.7 million in June 2020. We carried back our NOL for the fiscal year 2019 to 2014 and received a cash refund of approximately $3.7 million in April 2021. We carried back our NOL for the fiscal year 2020 to 2015 and 2016 and received a cash refund of approximately $6.9 million in June 2022.

We account for interest and penalties related to uncertain tax positions as part of our provision for federal and state income taxes. At December 31, 2023 and 2022, we have not recorded any uncertain tax benefits.

For the years ended December 31, 2023 and 2022, our effective tax rate was approximately 56.4 percent and 35.5 percent, respectively, which is higher than our statutory tax rate primarily due to non-deductible expenses, the mix of earnings in states with higher tax rates and less earnings before income taxes as compared to prior years.

At December 31, 2023 and 2022, we had deferred tax liabilities of approximately $12.9 million and $15.4 million, respectively. We recorded net tax liabilities in 2022 of approximately $6.2 million related to the tax effect of our estimated fair value allocations related to the purchase of Firebird and Phoenix (Note 6 in the Notes to Consolidated Financial Statements for further information).

See Note 14 in the Notes to Consolidated Financial Statements for further information.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

LIQUIDITY & CAPITAL RESOURCES

General

Our primary sources of liquidity are (i) our cash balance, (ii) cash flow from operating activities, (iii) borrowings under our Credit Agreement and (iv) funds received from the sale of equity securities. Our primary cash requirements include, but are not limited to, (i) ordinary course of business uses, such as the payment of amounts related to the purchase of crude oil, and other expenses, (ii) discretionary capital spending for investments in our business and (iii) dividends to our shareholders. We believe we will have sufficient liquidity through our current cash balances, availability under our Credit Agreement, expected cash generated from future operations, and the ease of financing tractor and trailer additions through leasing arrangements (should the need arise) to meet our short-term and long-term liquidity needs for the reasonably foreseeable future. Our cash balance and cash flow from operating activities is dependent on the success of future operations. If our cash inflow subsides or turns negative, we will evaluate our investment plan accordingly and remain flexible.

We maintain cash balances in order to meet the timing of day-to-day cash needs. Cash and cash equivalents (excluding restricted cash) and working capital, the excess of current assets over current liabilities, were as follows at the dates indicated (in thousands):

				Year Ended December 31		
				2023	**2022**	**2021**
Cash & Cash Equivalents				$33,256	$20,532	$97,825
Working Capital				21,684	19,083	87,199

Our cash balance at December 31, 2023 increased by 62.0 percent from December 31, 2022, as discussed further below.

We have in place a Credit Agreement with Cadence Bank. The Credit Agreement provides for (a) a revolving credit facility that allows for borrowings up to $60.0 million in aggregate principal amount from time to time, and (b) a term loan in aggregate principal amount of $25.0 million (the "Term Loan"). We may also obtain letters of credit under the revolving credit facility up to a maximum amount of $30.0 million, which reduces availability under the revolving credit facility by a like amount. Borrowings under the revolving credit facility may be, at our option, base rate loans (defined by reference to the higher of the prime rate, the federal funds rate or an adjusted term secured overnight financing rate ("SOFR") for a one month tenor plus one percent) or SOFR loans, in each case plus an applicable margin, the amount of which is determined by reference to our consolidated total leverage ratio, and is between 1 percent and 2 percent for base rate loans and between 2 percent and 3 percent for SOFR loans.

The Term Loan amortizes on a 10-year schedule with quarterly payments beginning December 31, 2022, and matures October 27, 2027. Proceeds of the Term Loan were used, together with additional cash on hand, to fund the repurchase of shares from KSA and certain of its affiliates on October 31, 2022. The Term Loan bears interest at the SOFR loan rate plus the applicable margin for SOFR loans.

We are required to maintain compliance with certain financial covenants under the Credit Agreement, including a consolidated leverage ratio, an asset coverage ratio and a consolidated fixed charge coverage ratio. We were in compliance with these covenants as of December 31, 2023.

On August 2, 2023, we entered into an amendment to the Credit Agreement. The amendment (i) clarifies our ability to exclude crude oil inventory valuation losses (and, to the extent included in our consolidated net income, inventory liquidation gains) from the calculation of Consolidated EBITDA (as defined in the Credit Agreement) for purposes of the related financial covenants, (ii) provides for the exclusion of unusual and non-recurring losses and expenses from the calculation of Consolidated EBITDA, not to exceed ten percent (10%) of Consolidated EBITDA for the period, and (iii) amends the definition of Consolidated

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Funded Indebtedness to include letters of credit and banker's acceptances only to the extent such letters of credit or banker's acceptances have been drawn, for purposes of the Consolidated Total Leverage Ratio calculation (as defined in the Credit Agreement). The Amendment applies to our fiscal period ending June 30, 2023 and thereafter.

At December 31, 2023, we had $21.9 million outstanding under the Credit Agreement, representing the remaining principal balance of the Term Loan, with a weighted average interest rate of 7.69 percent. We also had $13.0 million of letters of credit issued under the Credit Agreement at a fee of 2.25 percent per annum. No amounts were outstanding under the revolving credit facility. See Note 12 in the Notes to Consolidated Financial Statements for further information.

On December 23, 2020, we entered into an At Market Issuance Sales Agreement ("ATM Agreement") with B. Riley Securities, Inc., as agent (the "Agent"). Pursuant to the ATM Agreement, we may offer to sell shares of our common stock through or to the Agent for cash from time to time. The total number of shares of common stock to be sold, if any, and the price the shares will be sold at will be determined by us periodically in connection with any such sales, though the total amount sold may not exceed the limitations stated in the applicable registration statement. We filed a registration statement initially registering an aggregate of $20.0 million of shares of common stock for sale under the ATM Agreement. During the year ended December 31, 2023, we received net proceeds of approximately $0.5 million (net of offering costs to the Agent of $27 thousand) from the sale of 14,680 of our common shares at an average price per share of approximately $40.74 under the ATM Agreement. In December 2023, we filed a new registration statement which replaced our prior shelf registration statement and restored the aggregate of $20.0 million of shares of common stock for sale under the ATM Agreement. The registration statement was declared effective on January 5, 2024. The full capacity of the ATM agreement remains unsold.

We utilize cash from operations to make discretionary investments in our four business segments. With the exception of operating and finance lease commitments primarily associated with storage tank terminal arrangements, leased office space, tractors, trailers and other equipment, our future commitments and planned investments can be readily curtailed if operating cash flows decrease. See below for information regarding our operating and finance lease obligations. We have no off-balance sheet arrangements that have or are reasonably expected to have a material current or future effect on our financial position, results of operations or cash flows.

The most significant item affecting future increases or decreases in liquidity is earnings from operations, and these earnings are dependent on the success of future operations.

Cash Flows from Operating, Investing & Financing Activities

Our consolidated cash flows from operating, investing and financing activities were as follows for the periods indicated (in thousands):

				Year Ended December 31		
				2023	2022	2021
Cash Provided by (used in):						
Operating Activities				$30,275	$13,777	$81,026
Investing Activities				(3,112)	(36,003)	(10,096)
Financing Activities				(12,984)	(54,024)	(15,678)

Operating activities. Net cash flows provided by operating activities was $30.3 million for the year ended December 31, 2023 as compared to $13.8 million for the year ended December 31, 2022. The increase in net cash flows from operating activities of $16.5 million was primarily due to changes in our working capital accounts, including a decrease in the price of our crude oil inventory, which decreased from $78.39 per barrel at December 31, 2022 to $72.35 per barrel at December 31, 2023, and a decrease of 18.5 percent in the number of barrels held in inventory. Early payments made to suppliers decreased by approximately $9.5 million in 2023, while early payments received from customers decreased by approximately $12.4 million in 2023. Earnings also decreased by $3.3 million in 2023 as compared to 2022.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Net cash flows provided by operating activities was $13.8 million for the year ended December 31, 2022 as compared to $81.0 million for the year ended December 31, 2021. The decrease in net cash flows from operating activities of $67.2 million was primarily due to lower earnings of $8.4 million in 2022 and changes in our working capital accounts. Early payments received from customers decreased by approximately $7.6 million in 2022, and early payments made to suppliers increased by approximately $8.3 million in 2022. In addition, crude oil inventory increased by $8.0 million at December 31, 2022, primarily due to an increase in the price of our crude oil inventory, which increased from $71.86 per barrel at December 31, 2021 to $78.39 per barrel at December 31, 2022, and an increase of 26.6 percent in the number of barrels held in inventory.

At various times each month, we may make cash prepayments and/or early payments in advance of the normal due date to certain suppliers of crude oil within our crude oil marketing operations. Crude oil supply prepayments are recouped and advanced from month to month as the suppliers deliver product to us. In addition, in order to secure crude oil supply, we may also "early pay" our suppliers in advance of the normal payment due date of the twentieth of the month following the month of production. These "early payments" reduce cash and accounts payable as of the balance sheet date.

We also require certain customers to make similar early payments or to post cash collateral with us in order to support their purchases from us. Early payments and cash collateral received from customers increases cash and reduces accounts receivable as of the balance sheet date.

Early payments received from customers and prepayments made to suppliers were as follows at the dates indicated (in thousands):

				December 31		
				2023	**2022**	**2021**
Early Payments Received				$32,850	$45,265	$52,841
Early Payments to Suppliers				4,546	14,055	5,732

We rely heavily on our ability to obtain open-line trade credit from our suppliers especially with respect to our crude oil marketing operations. The timing of payments and receipts of these early pays received and paid can have a significant impact on our cash balance.

Investing activities. Net cash used in investing activities for the year ended December 31, 2023 decreased by $32.9 million when compared to 2022. This decrease in net cash flows used in investing activities was primarily due to a payment of $33.1 million for the acquisition of Firebird and Phoenix in August 2022 (see Note 6 in the Notes to Consolidated Financial Statements for further information) and an increase of $5.7 million in cash proceeds from sales of assets, partially offset by an increase of $4.4 million in capital spending for property and equipment (see "Capital Spending" below) and a decrease of $1.5 million in insurance and state collateral refunds in 2023.

Net cash used in investing activities for the year ended December 31, 2022 increased by $25.9 million when compared to 2021. This increase in net cash flows used in investing activities was primarily due to a payment of $33.1 million for the acquisition of Firebird and Phoenix in August 2022, partially offset by a decrease of $4.9 million in capital spending for property and equipment (see "Capital Spending" below), an increase of $0.8 million in cash proceeds from sales of assets and an increase of $1.5 million in insurance and state collateral refunds in 2022.

Financing activities. Net cash used in financing activities for the year ended December 31, 2023 decreased by $41.0 million when compared to 2022. The change in net cash flows from financing activities was primarily due to the following cash outflows and inflows:

- borrowings and repayments under revolving credit agreements in place during each year (see Note 12 in the Notes to Consolidated Financial Statements for further information). During 2023, we borrowed and repaid $76.0 million under the revolving credit facility under our Credit Agreement with Cadence Bank, while during 2022, we borrowed and repaid $92.0 million under the credit agreements with Cadence Bank or Wells Fargo in place during 2022. Borrowings were primarily used for working capital purposes.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

- borrowing under our Term Loan. During 2022, we borrowed $25.0 million under the Term Loan with Cadence Bank to partially fund the repurchase of the shares from KSA and affiliates (see Note 10 in the Notes to Consolidated Financial Statements for further information). During the years ended December 31, 2023 and 2022, we made principal payments of $2.5 million and $0.6 million, respectively, on the Term Loan.

- cash payment to repurchase shares. During 2022, we made a cash payment in October 2022 of $69.9 million for the repurchase of an aggregate of 1,942,433 shares of our common stock from KSA and affiliates (see Note 10 in the Notes to Consolidated Financial Statements for further information).

- principal repayments under finance lease obligations. During 2023, we had an increase of $3.8 million in principal repayments made for finance lease obligations (see "Material Cash Requirements" below for information regarding our finance lease obligations).

- net proceeds from the sale of equity. During 2023, we had a decrease of $1.2 million in net proceeds from the sale of common shares under the ATM program as compared to 2022. During the year ended December 31, 2023, we received net proceeds of approximately $0.5 million from the sale of 14,680 of our common shares, while during the year ended December 31, 2022, we received net proceeds of approximately $1.7 million from the sale of 46,524 of our common shares.

- payment of debt issuance costs. During 2022, we made payments of $1.7 million for debt issuance costs related to our entry into the Credit Agreement with Cadence Bank.

- cash payment of dividends. During both of the years ended December 31, 2023 and 2022, we paid aggregate cash dividends of $0.96 per common share, or totals of $2.5 million and $3.8 million, respectively. On October 31, 2022, the number of common shares outstanding decreased by 1.9 million as a result of the repurchase of the shares from KSA and affiliates.

Net cash used in financing activities for the year ended December 31, 2022 increased by $38.3 million when compared to 2021. The change in net cash flows from financing activities was primarily due to the following cash outflows and inflows:

- a cash payment in October 2022 of $69.9 million for the repurchase of an aggregate of 1,942,433 shares of our common stock from KSA and affiliates;

- an increase in 2022 of $0.4 million in principal repayments made for finance lease obligations (see "Material Cash Requirements" below for information regarding our finance lease obligations);

- a decrease in 2022 of $1.1 million in net proceeds from the sale of common shares under the ATM program. During the year ended December 31, 2022, we received net proceeds of approximately $1.7 million from the sale of 46,524 of our common shares, while during the year ended December 31, 2021, we received net proceeds of approximately $2.8 million from the sale of 97,623 of our common shares.

- an increase in 2022 in net borrowings under our credit agreements with Wells Fargo and Cadence Bank. During 2022, we borrowed and repaid $92.0 million under the credit agreements, primarily for working capital purposes. We also borrowed $25.0 million under the Term Loan with Cadence Bank to partially fund the repurchase of the shares from KSA and affiliates, and made a principal repayment of $0.6 million in December 2022 on the Term Loan. During the year ended December 31, 2021, we borrowed $8.0 million under the credit agreement primarily to repay the $10.0 million outstanding payable related to the purchase of the VEX pipeline system in October 2020, and repaid the $8.0 million during 2021.

- a cash outflow in 2022 of $1.7 million for debt issuance costs related to the Credit Agreement with Cadence Bank;

- a cash outflow in 2022 as a result of the payment of the $10.0 million outstanding payable related to the purchase of the VEX Pipeline System in October 2020;

- a decrease in 2022 in cash dividends paid on our common shares. During both of the years ended December 31, 2022 and 2021, we paid aggregate cash dividends of $0.96 per common share, or totals of $3.8 million and $4.1 million, respectively. On October 31, 2022, the number of common shares outstanding decreased by 1.9 million as a result of the repurchase of the shares from KSA and affiliates.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Capital Spending

We use cash from operations and existing cash balances to make discretionary investments in our businesses. Capital spending was as follows for the periods indicated (in thousands):

				Year Ended December 31		
				2023	**2022**	**2021**
Crude Oil Marketing [1]				$1,185	$4,534	$3,245
Transportation [2]				5,130	1,608	7,960
Pipeline & Storage				1,503	1,050	1,169
Logistics & Repurposing [3]				3,967	282	-
Other [4]				112	17	8
Capital Spending				$11,897	$7,491	$12,382

(1) Amounts for the years ended December 31, 2023, 2022 and 2021, do not include approximately $8.0 million, $5.1 million and $2.1 million, respectively, of tractors, trailers and other equipment acquired under finance leases.

(2) Amounts for the years ended December 31, 2023 and 2022, do not include approximately $8.6 million and $2.8 million, respectively, of tractors and trailers acquired under finance leases.

(3) Amount for the year ended December 31, 2023 does not include approximately $1.3 million of tractors acquired under finance leases. Amount for the year ended December 31, 2022 does not include approximately $33.1 million of capital spending related to the acquisition of Firebird and Phoenix.

(4) Amounts relate to the purchase of a company vehicle and office and computer equipment, which are not attributed or allocated to any of our reporting segments.

As a result of the uncertainty relating to the economic environment resulting from the COVID-19 pandemic, we significantly reduced our capital spending in 2023, 2022 and 2021 and, as a result, entered into finance lease agreements for the use of tractors and trailers. See "Material Cash Requirements" below for information regarding our finance lease obligations.

Crude oil marketing. Capital expenditures during 2023 were for the purchase of various field equipment. Capital expenditures during 2022 were for the purchase of 20 tractors, 10 trailers and other field equipment, and during 2021, were for the purchase of 16 tractors, 2 trailers and other field equipment.

Transportation. Capital expenditures during 2023 were for the purchase of eleven tractors, twenty trailers and various field equipment. Capital expenditures during 2022 were for the purchase of three tractors, one trailer and other field equipment, and during 2021, were for the purchase of 28 tractors, 67 trailers and computer software and equipment.

Pipeline and storage. Capital expenditures during 2023 were for the continued construction of a pipeline connection, which is expected to be placed in commercial service during the second half of 2024. Capital expenditures during 2022 were for the purchase of land and easements in connection with a planned pipeline connection, and during 2021, were for the purchase of computer equipment and field equipment.

Logistics and repurposing. Capital expenditures during 2023 were for the purchase of approximately 10.6 acres of land in the Gulf Inland Industrial Park, located in Dayton, Texas, for approximately $1.8 million to build a new processing facility for Phoenix, 15 tractors, four trailers and various field equipment. Capital expenditures for 2022 were for the purchase of field equipment.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Material Cash Requirements

The following table summarizes our contractual obligations with material cash requirements at December 31, 2023 (in thousands):

Contractual Obligations	Total	Payments Due By Period			
		Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Credit Agreement [1]	$26,942	$4,094	$7,612	$15,236	-
Finance Lease Obligations [2]	29,198	7,463	12,899	8,836	-
Operating Lease Obligations [3]	6,168	3,009	2,320	821	18
Purchase Obligations:					
Crude Oil Marketing - Crude Oil [4]	137,257	137,257	-	-	-
Tractors & Trailers [5]	7,632	7,632	-	-	-
Total Contractual Obligations	$207,197	$159,455	$22,831	$24,893	$18

(1) Represents scheduled future maturities for amounts due under the Term Loan under our Credit Agreement plus estimated cash payments for interest. Interest payments are based upon the principal amount of the amount outstanding and the applicable interest rate at December 31, 2023. See Note 12 in the Notes to Consolidated Financial Statements for further information about our Credit Agreement.

(2) Amounts represent our principal contractual commitments, including interest, outstanding under finance leases for tractors, trailers, tank storage and throughput arrangements and other equipment.

(3) Amounts represent rental obligations under non-cancelable operating leases and terminal arrangements with terms in excess of one year.

(4) Amount represents commitments to purchase certain quantities of crude oil substantially in January 2024 in connection with our crude oil marketing activities. These commodity purchase obligations are the basis for commodity sales, which generate the cash flow necessary to meet these purchase obligations.

(5) Amount represents commitments to purchase nine new tractors and thirteen new trailers in our transportation business, 28 new tractors in our crude oil marketing business, and two new trailers in our logistics and repurposing segment.

We maintain certain lease arrangements with independent truck owner-operators for use of their equipment and driver services on a month-to-month basis. In addition, we enter into office space and certain lease and terminal access contracts in order to provide tank storage and dock access for our crude oil marketing business. These storage and access contracts require certain minimum monthly payments for the term of the contracts.

Rental expense was as follows for the periods indicated (in thousands):

				Year Ended December 31		
				2023	2022	2021
Rental Expense				$26,503	$23,176	$21,604

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Insurance

Our primary insurance needs are workers' compensation, automobile and umbrella liability coverage for our trucking fleet and medical insurance for our employees. See Note 18 in the Notes to Consolidated Financial Statements for further information. Insurance costs were as follows for the periods indicated (in thousands):

				Year Ended December 31		
				2023	2022	2021
Insurance Costs				$18,986	$18,777	$15,610

Related Party Transactions

For information regarding our related party transactions, see Note 10 in the Notes to Consolidated Financial Statements in this annual report.

Recent Accounting Developments

For information regarding recent accounting developments, see Note 2 in the Notes to Consolidated Financial Statements in this annual report.

CRITICAL ACCOUNTING POLICIES & ESTIMATES

In our financial reporting processes, we employ methods, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our financial statements. These methods, estimates and assumptions also affect the reported amounts of revenues and expenses for each reporting period. Investors should be aware that actual results could differ from these estimates if the underlying assumptions prove to be incorrect. The following sections discuss the use of estimates within our critical accounting policies and estimates.

Goodwill & Intangible Assets

We allocate the purchase price of acquired businesses to their identifiable tangible assets and liabilities, such as accounts receivable, inventory, property, plant and equipment, accounts payable and accrued liabilities. We also allocate a portion of the purchase price to identifiable intangible assets, such as non-compete agreements, trade names and customer relationships. Allocations are based on estimated fair values of assets and liabilities. Deferred taxes are recorded for any differences between the assigned values and tax bases of assets and liabilities. Estimated deferred taxes are based on available information concerning the tax bases of assets acquired and liabilities assumed and loss carryforwards at the acquisition date, although such estimates may change in the future as additional information becomes known. We use all available information to estimate fair values including quoted market prices, the carrying value of acquired assets, and widely accepted valuation techniques such as discounted cash flows.

Certain estimates and judgments are required in the application of the fair value techniques, including estimates of future cash flows and the selection of a discount rate, as well as the use of "Level 3" measurements as defined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820, *Fair Value Measurements and Disclosure.* Any remaining excess of cost over allocated fair values is recorded as goodwill. We typically engage third-party valuation experts to assist in determining the fair values for both the identifiable tangible and intangible assets. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, could materially impact our results of operations.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

At December 31, 2023, our goodwill balance was approximately $6.7 million. At December 31, 2023 and 2022, the carrying values of our intangible assets were $8.0 million and $9.7 million, respectively. See Note 6 and Note 8 in the Notes to Consolidated Financial Statements for further information.

Fair Value Accounting

We enter into certain forward commodity contracts that are required to be recorded at fair value, and these contracts are recorded as either an asset or liability measured at its fair value. Changes in fair value are recognized immediately in earnings unless the derivatives qualify for, and we elect, cash flow hedge accounting. We had no contracts designated for hedge accounting during the years ended December 31, 2023, 2022 and 2021.

We utilize a market approach to valuing our commodity contracts. On a contract by contract, forward month by forward month basis, we obtain observable market data for valuing our contracts that typically have durations of less than 18 months. At December 31, 2023, all of our market value measurements were based on inputs based on observable market data (Level 2 inputs). See discussion under "Fair Value Measurements" in Note 2 and Note 13 in the Notes to Consolidated Financial Statements.

Our fair value contracts give rise to market risk, which represents the potential loss that may result from a change in the market value of a particular commitment. We monitor and manage our exposure to market risk to ensure compliance with our risk management policies. These risk management policies are regularly assessed to ensure their appropriateness given our objectives, strategies and current market conditions.

Liability & Contingency Accruals, including those related to Insurance Liabilities

We establish a liability under the automobile and workers' compensation insurance policies for expected claims incurred but not reported on a monthly basis. We retain a third-party consulting actuary to establish loss development factors, based on historical claims experience as well as industry experience. We apply those factors to current claims information to derive an estimate of the ultimate claims liability. See Note 18 in the Notes to Consolidated Financial Statements for further information.

From time to time as incidental to our operations, we become involved in various accidents, lawsuits and/or disputes. As an operator of an extensive trucking fleet, we are a party to motor vehicle accidents, worker compensation claims or other items of general liability as are typical for the industry. In addition, we have extensive operations that must comply with a wide variety of tax laws, environmental laws and labor laws, among others. Should an incident occur, we evaluate the claim based on its nature, the facts and circumstances and the applicability of insurance coverage. When our assessment indicates that it is probable that a liability has occurred and the amount of the liability can be reasonably estimated, we make appropriate accruals or disclosure. We base our estimates on all known facts at the time and our assessment of the ultimate outcome, including consultation with external experts and counsel. We revise these estimates as additional information is obtained or resolution is achieved. At December 31, 2023, we do not believe any of our outstanding legal matters would have a material adverse effect on our financial position, results of operations or cash flows.

Revenue Recognition

We account for our revenues under Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers.* ASC 606's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Our revenues are primarily generated from the marketing, transportation, storage and terminalling of crude oil and other related products, the tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk and the recycling

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

and repurposing of off-specification fuels, lubricants, crude oil and other chemicals. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. To identify the performance obligations, we considered all of the products or services promised in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when, or as, each performance obligation is satisfied under terms of the contract. Payment is typically due in full within 30 days of the invoice date.

Crude oil marketing segment. Crude oil marketing activities generate revenues from the sale and delivery of crude oil purchased either directly from producers or on the open market. Most of our crude oil purchase and sale contracts qualify and are designated as non-trading activities, and we consider these contracts as normal purchases and sales activity. For normal purchases and sales, our customers are invoiced monthly based upon contractually agreed upon terms with revenue recognized in the month in which the physical product is delivered to the customer, generally upon delivery of the product to the customer. Revenue is recognized based on the transaction price and the quantity delivered.

The majority of our crude oil sales contracts have multiple distinct performance obligations as the promise to transfer the individual goods (e.g., barrels of crude oil) is separately identifiable from the other goods promised within the contracts. Our performance obligations are satisfied at a point in time. For normal sales arrangements, revenue is recognized in the month in which control of the physical product is transferred to the customer, generally upon delivery of the product to the customer.

Transportation segment. Transportation activities generate revenue from the truck transportation of liquid chemicals, pressurized gases, asphalt or dry bulk from point A to point B for customers. Each sales order is associated with our master transportation agreements and is considered a distinct performance obligation. The performance obligations associated with this segment are satisfied over time as the goods and services are delivered.

Pipeline and storage segment. Pipeline and storage activities generate revenue by transporting crude oil on our pipeline and providing storage and terminalling services for our customers. Our operations generally consist of fee-based activities associated with the transportation of crude oil and providing storage and terminalling services for crude oil. Revenues from pipeline tariffs and fees are associated with the transportation of crude oil at a published tariff. We primarily recognize pipeline tariff and fee revenues over time as services are rendered, based on the volumes transported. As is common in the pipeline transportation industry, our tariffs incorporate a loss allowance factor. We recognize the allowance volumes collected as part of the transaction price and record this non-cash consideration at fair value, measured as of the contract inception date.

Storage fees are typically recognized in revenue ratably over the term of the contract regardless of the actual storage capacity utilized as our performance obligation is to make available storage capacity for a period of time. Terminalling fees are recognized as the crude oil enters or exits the terminal and is received from or delivered to the connecting carrier or third-party terminal, as applicable.

Logistics and repurposing. Logistics activities generate revenue from the truck transportation of crude oil, condensate, fuels, oils and other petroleum products from point A to point B for customers. Each sales order is associated with our master transportation agreements and is considered a distinct performance obligation. The performance obligations associated with this segment are satisfied over time as the goods and services are delivered.

Recycling and repurposing activities generate revenue by repurposing off-specification fuels, lubricants, crude oil and other chemicals. These recycling and repurposing activities generate revenues from the sale and delivery of product purchased directly from the customer. Our customers are invoiced monthly based upon contractually agreed upon terms with revenue recognized in the month in which the physical product is delivered to the customer, generally upon delivery of the product to the customer. Revenue is recognized based on the transaction price and the quantity delivered.

See Note 3 in the Notes to Consolidated Financial Statements for further information.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report for the year ended December 31, 2023 (our "annual report") contains various forward-looking statements and information that are based on our beliefs, as well as assumptions made by us and information currently available to us. When used in this document, words such as "anticipate," "project," "expect," "plan," "seek," "goal," "estimate," "forecast," "intend," "could," "should," "would," "will," "believe," "may," "potential" and similar expressions and statements regarding our plans and objectives for future operations are intended to identify forward-looking statements. Although we believe that our expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that such expectations will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions as described in more detail under Part I, Item 1A of our 2023 Form 10-K. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. You should not put undue reliance on any forward-looking statements. The forward-looking statements in this annual report speak only as of the date hereof. Except as required by federal and state securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
ADAMS RESOURCES & ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

				December 31	
				2023	**2022**
ASSETS					
Current Assets:					
Cash and Cash Equivalents				$33,256	$20,532
Restricted Cash				11,990	10,535
Accounts Receivable, Net of Allowance for Doubtful Accounts of $117 and $88, Respectively				164,295	189,039
Inventory				19,827	26,919
Prepayments and Other Current Assets				3,103	3,118
Total Current Assets				232,471	250,143
Property and Equipment, Net				105,065	106,425
Operating Lease Right-of-Use Assets, Net				5,832	7,720
Intangible Assets, Net				7,985	9,745
Goodwill				6,673	6,428
Other Assets				3,308	3,698
Total Assets				$361,334	$384,159
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Accounts Payable				$183,102	$204,391
Accounts Payable - Related Party				-	31
Derivative Liabilities				-	330
Current Portion of Finance Lease Obligations				6,206	4,382
Current Portion of Operating Lease Liabilities				2,829	2,712
Current Portion of Long-Term Debt				2,500	-
Other Current Liabilities				16,150	19,214
Total Current Liabilities				210,787	231,060
Other Long-Term Liabilities:					
Long-Term Debt				19,375	24,375
Asset Retirement Obligations				2,514	2,459
Finance Lease Obligations				19,685	12,085
Operating Lease Liabilities				3,006	5,007
Deferred Taxes and Other Liabilities				13,251	15,996
Total Liabilities				268,618	290,982
Commitments and Contingencies (Note 18)					
Shareholders' Equity:					
Preferred Stock – $1.00 Par Value, 960,000 Shares Authorized, None Outstanding				-	-
Common Stock – $0.10 Par Value, 7,500,000 Shares Authorized, 2,547,154 and 2,495,484 Shares Outstanding, Respectively				253	248
Contributed Capital				21,802	19,965
Retained Earnings				70,661	72,964
Total Shareholders' Equity				92,716	93,177
Total Liabilities and Shareholders' Equity				$361,334	$384,159

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

				Year Ended December 31		
				2023	**2022**	**2021**
Revenues:						
Marketing				$2,585,355	$3,232,193	$1,930,042
Transportation				98,359	112,376	94,498
Pipeline and Storage				323	-	664
Logistics and Repurposing				61,256	22,348	-
Total Revenues				2,745,293	3,366,917	2,025,204
Costs and Expenses:						
Marketing				2,560,284	3,208,595	1,898,126
Transportation				80,991	89,973	75,295
Pipeline and Storage				3,107	2,502	2,126
Logistics and Repurposing				55,717	19,651	-
General and Administrative				14,932	17,718	13,701
Depreciation and Amortization				27,863	22,707	19,797
Total Costs and Expenses				2,742,894	3,361,146	2,009,045
Operating Earnings				2,399	5,771	16,159
Other Income (Expense):						
Interest Income				1,471	921	243
Interest Expense				(3,384)	(1,287)	(746)
Total Other (Expense) Income, Net				(1,913)	(366)	(503)
Earnings Before Income Taxes				486	5,405	15,656
Income Tax (Provision) Benefit:						
Current				(2,690)	(4,054)	(5,169)
Deferred				2,416	2,136	1,401
Income Tax Provision				(274)	(1,918)	(3,768)
Net Earnings				$212	$3,487	$11,888
Earnings Per Share:						
Basic Net Earnings Per Common Share				$0.08	$0.86	$2.78
Diluted Net Earnings Per Common Share				$0.08	$0.85	$2.75
Dividends Per Common Share				$0.96	$0.96	$0.96

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

				Year Ended December 31		
				2023	**2022**	**2021**
Operating Activities:						
Net earnings				$212	$3,487	$11,888
Adjustments to reconcile net earnings to net cash provided by operating activities:						
Depreciation and amortization				27,863	22,707	19,797
Gains on sales of property				(4,036)	(2,512)	(733)
Provision for doubtful accounts				29	(20)	(6)
Stock-based compensation expense				1,193	1,022	854
Change in contingent consideration liability				(2,566)	-	-
Deferred income taxes				(2,416)	(2,136)	(1,401)
Net change in fair value contracts				(330)	353	(14)
Changes in assets and liabilities:						
Accounts receivable				24,715	(46,577)	(37,984)
Accounts receivable/payable, affiliates				(31)	33	(2)
Inventories				7,092	(7,334)	394
Income tax receivable				-	6,424	6,864
Prepayments and other current assets				15	(592)	575
Accounts payable				(21,270)	34,762	82,170
Accrued liabilities				(415)	4,327	(692)
Other				220	(167)	(684)
Net cash provided by operating activities				30,275	13,777	81,026
Investing activities:						
Property and equipment additions				(11,897)	(7,491)	(12,382)
Acquisition of Firebird and Phoenix, net of cash acquired				-	(33,147)	-
Proceeds from property sales				8,785	3,102	2,286
Insurance and state collateral refunds				-	1,533	-
Net cash used in investing activities				(3,112)	(36,003)	(10,096)
Financing activities:						
Borrowings under Credit Agreement				76,000	117,000	8,000
Repayments under Credit Agreement				(78,500)	(92,625)	(8,000)
Principal repayments of finance lease obligations				(8,516)	(4,741)	(4,367)
Cash paid for debt issuance costs				-	(1,679)	-
Payment for financed portion of VEX acquisition				-	-	(10,000)
Repurchase of common shares from KSA				-	(69,928)	-
Net proceeds from sale of equity				549	1,724	2,830
Dividends paid on common stock				(2,517)	(3,775)	(4,141)
Net cash used in financing activities				(12,984)	(54,024)	(15,678)
Increase (Decrease) in cash and cash equivalents, including restricted cash				14,179	(76,250)	55,252
Cash and cash equivalents, including restricted cash, at beginning of period				31,067	107,317	52,065
Cash and cash equivalents, including restricted cash, at end of period				$45,246	$31,067	$107,317

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS, EXCEPT PER SHARE DATA)

	Common Stock	Contributed Capital	Retained Earnings	Total Shareholder's Equity
Balance, January 1, 2021	$423	$13,340	$135,329	$149,092
Net earnings	-	-	11,888	11,888
Stock-based compensation expense	-	854	-	854
Shares sold under at-the-market offering program	9	2,821	-	2,830
Vesting of restricted awards	1	(1)	-	-
Cancellation of shares withheld to cover taxes upon vesting of restricted awards	-	(101)	-	(101)
Dividends declared:				
Common stock, $0.96 per share	-	-	(4,112)	(4,112)
Awards under LTIP, $0.96 per share	-	-	(65)	(65)
Balance, December 31, 2021	433	16,913	143,040	160,386
Net earnings	-	-	3,487	3,487
Stock-based compensation expense	-	1,022	-	1,022
Shares sold under at-the-market offering program	5	1,719	-	1,724
Vesting of restricted awards	2	(2)	-	-
Cancellation of shares withheld to cover taxes upon vesting of restricted awards	-	(110)	-	(110)
Issuance of common shares for acquisition	2	423	-	425
Repurchase of common shares	(194)	-	(69,734)	(69,928)
Dividends declared:				
Common stock, $0.96 per share	-	-	(3,746)	(3,746)
Awards under LTIP, $0.96 per share	-	-	(83)	(83)
Balance, December 31, 2022	248	19,965	72,964	93,177
Net earnings	-	-	212	212
Stock-based compensation expense	-	1,193	-	1,193
Shares sold under at-the-market offering program	1	548	-	549
Vesting of restricted awards	4	318	-	322
Cancellation of shares withheld to cover taxes upon vesting of restricted awards	-	(222)	-	(222)
Dividends declared:				
Common stock, $0.96 per share	-	-	(2,434)	(2,434)
Awards under LTIP, $0.96 per share	-	-	(81)	(81)
Balance, December 31, 2023	$253	$21,802	$70,661	$92,716

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Adams Resources & Energy, Inc. is a publicly traded Delaware corporation organized in 1973, the common shares of which are listed on the NYSE American LLC under the ticker symbol "AE". Through our subsidiaries, we are primarily engaged in crude oil marketing, truck and pipeline transportation of crude oil, and terminalling and storage in various crude oil and natural gas basins in the lower 48 states of the United States ("U.S."). In addition, we conduct tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk primarily in the lower 48 states of the U.S. with deliveries into Canada and Mexico, and with seventeen terminals across the U.S. We also recycle and repurpose off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S. Unless the context requires otherwise, references to "we," "us," "our," "Adams" or the "Company" are intended to mean the business and operations of Adams Resources & Energy, Inc. and its consolidated subsidiaries.

We operate and report in four business segments: (i) crude oil marketing, transportation and storage; (ii) tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk; (iii) pipeline transportation, terminalling and storage of crude oil; and (iv) interstate bulk transportation logistics of crude oil, condensate, fuels, oils and other petroleum products and recycling and repurposing of off-specification fuels, lubricants, crude oil and other chemicals. See Note 9 for further information regarding our business segments.

The consolidated financial statements and the accompanying notes are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and the rules of the U.S. Securities and Exchange Commission ("SEC"). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of our financial statements in conformity with GAAP requires management to use estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information we believe to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes. While we believe the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We adhere to the following significant accounting policies in the preparation of our consolidated financial statements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable associated with crude oil marketing activities comprise approximately 87 percent of our total receivables, and industry practice requires payment for these sales to occur within 20 days of the end of the month following a transaction. Our customer makeup, credit policies and the relatively short duration of receivables mitigate the uncertainty typically associated with receivables management. We manage our crude oil marketing receivables by participating in a monthly settlement process with each of our counterparties. Ongoing account balances are monitored monthly, and we reconcile outstanding balances with counterparties. We also place great emphasis on collecting cash balances due.

We maintain and monitor our allowance for doubtful accounts. Our allowance for doubtful accounts is determined based on specific identification combined with a review of the general status of the aging of all accounts. We consider the following factors in our review of our allowance for doubtful accounts: (i) historical experience with customers, (ii) the perceived financial stability of customers based on our research, (iii) the levels of credit we grant to customers, and (iv) the duration of the receivable. We may increase the allowance for doubtful accounts in response to the specific identification of customers involved in bankruptcy proceedings and similar financial difficulties. On a routine basis, we review estimates associated with the allowance for doubtful accounts to ensure we have recorded sufficient reserves to cover potential losses. Customer payments are regularly monitored. However, a degree of risk remains due to the custom and practices of the industry. See Note 19 for further information regarding credit risk.

The following table presents our allowance for doubtful accounts activity for the periods indicated (in thousands):

				December 31		
				2023	**2022**	**2021**
Balance at Beginning of Period				$88	$108	$114
Charges to Costs and Expenses				75	-	-
Deductions				(46)	(20)	(6)
Balance at End of Period				$117	$88	$108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents represent unrestricted cash on hand and highly liquid investments with original maturities of less than three months from the date of purchase. Cash and cash equivalents are maintained with major financial institutions, and deposit amounts may exceed the amount of federally backed insurance provided. While we regularly monitor the financial stability of these institutions, cash and cash equivalents ultimately remain at risk subject to the financial viability of these institutions.

The following table provides a reconciliation of cash and cash equivalents and restricted cash as reported in the consolidated balance sheets that totals to the amounts shown in the consolidated statements of cash flows at the dates indicated (in thousands):

				December 31	
				2023	2022
Cash and Cash Equivalents				$33,256	$20,532
Restricted cash:					
Collateral for Outstanding Letters of Credit [1]				111	892
Captive insurance subsidiary [2]				11,879	9,643
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows				$45,246	$31,067

(1) Represents amounts that are held in a segregated bank account by Wells Fargo Bank as collateral for an outstanding letter of credit.

(2) $1.5 million of the restricted cash balance relates to the initial capitalization of our captive insurance company formed in late 2020, and the remainder primarily represents amounts paid to our captive insurance company for insurance premiums.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Common Shares Outstanding

The following table reconciles our outstanding common stock for the periods indicated:

				Common Shares
Balance, January 1, 2021				4,243,716
Vesting of Restricted Stock Unit Awards (see Note 15)				14,244
Vesting of Performance Share Unit Awards (see Note 15)				2,461
Shares Withheld to Cover Taxes Upon Vesting of Equity Awards				(3,043)
Shares Sold Under At-The-Market Offering Program				97,623
Balance, December 31, 2021				4,355,001
Vesting of Restricted Stock Unit Awards (see Note 15)				21,814
Vesting of Performance Share Unit Awards (see Note 15)				3,125
Shares Withheld to Cover Taxes Upon Vesting of Equity Awards				(3,806)
Shares Sold Under At-The-Market Offering Program				46,524
Issuance of Shares in Acquisition (see Note 6)				15,259
Repurchase of Common Shares (see Note 10)				(1,942,433)
Balance, December 31, 2022				2,495,484
Vesting of Restricted Stock Unit Awards (see Note 15)				22,227
Vesting of Performance Share Unit Awards (see Note 15)				12,680
Shares Withheld to Cover Taxes Upon Vesting of Equity Awards				(8,089)
Shares Sold Under At-The-Market Offering Program				14,680
Vesting of Shares Issued In Acquisition (see Note 6)				10,172
Balance, December 31, 2023				2,547,154

Derivative Instruments

In the normal course of our operations, our crude oil marketing segment purchases and sells crude oil. We seek to profit by procuring the commodity as it is produced and then delivering the product to the end users or the intermediate use marketplace. As typical for the industry, these transactions are made pursuant to the terms of forward month commodity purchase and/or sale contracts. Some of these contracts meet the definition of a derivative instrument, and therefore, we account for these contracts at fair value, unless the normal purchase and sale exception is applicable. These types of underlying contracts are standard for the industry and are the governing document for our crude oil marketing segment. None of our derivative instruments have been designated as hedging instruments.

Earnings Per Share

Basic earnings per share is computed by dividing our net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potential common shares outstanding, including shares related to unvested restricted stock unit awards. Unvested restricted stock unit awards granted under the Adams Resources & Energy, Inc. 2018 Long-Term Incentive Plan, as amended and restated ("2018 LTIP"), or granted as employment inducement awards outside of the 2018 LTIP, are not considered to be participating securities as the holders of these shares do not have non-forfeitable dividend rights in the event of our declaration of a dividend for common shares (see Note 15 for further information).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the calculation of basic and diluted earnings per share was as follows for the periods indicated (in thousands, except per share data):

			Year Ended December 31		
			2023	**2022**	**2021**
Earnings Per Share – Numerator:					
Net Earnings			$212	$3,487	$11,888
Denominator:					
Basic Weighted Average Number of Shares Outstanding [1]			2,535	4,053	4,283
Basic Earnings Per Share			$0.08	$0.86	$2.78
Diluted Earnings Per Share:					
Diluted Weighted Average Number of Shares Outstanding:					
Common Shares[1]			2,535	4,053	4,283
Restricted Stock Unit Awards			18	23	23
Performance Share Unit Awards[2]			15	15	17
Total			2,568	4,091	4,323
Diluted Earnings Per Share			$0.08	$0.85	$2.75

(1) On October 31, 2022, we repurchased 1,942,433 shares from an affiliate (see Note 10 for further information). As these shares were outstanding for the majority of 2022, the weighted average number of shares outstanding for 2022 reflects the impact of those shares being outstanding through October 31, 2022.

(2) The dilutive effect of performance share awards are included in the calculation of diluted earnings per share when the performance share award performance conditions have been achieved. The performance conditions for the performance share unit awards granted in 2021, 2022 and 2023 were achieved as of December 31, 2021, 2022 and 2023, respectively.

Employee Benefits

We maintain a 401(k) savings plan for the benefit of our employees. We do not maintain any other pension or retirement plans. Our 401(k) plan contributory expenses were as follows for the periods indicated (in thousands):

			Year Ended December 31		
			2023	**2022**	**2021**
Contributory Expenses			$1,431	$1,283	$1,159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity At-The-Market Offerings

On December 23, 2020, we entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., as agent ("Agent"), under which we may offer to sell our common shares through or to the Agent for cash from time to time. Shares sold under the agreement were as follows for the periods indicated (in thousands, except share data):

				Year Ended December 31		
				2023	2022	2021
Gross proceeds from sale of common shares				$598	$1,869	$2,996
Less offering costs paid to Agent				(27)	(84)	(135)
Less other offering costs				(22)	(61)	(31)
Net proceeds from sale of common shares				$549	$1,724	$2,830
Number of common shares sold				14,680	46,524	97,623
Average price per share				$40.74	$40.20	$30.70

Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. Marketable securities are recorded at fair value based on market quotations from actively traded liquid markets. The fair value of our term loan under our credit agreement (see Note 12 for further information) is representative of the carrying value based upon the variable terms and management's opinion that the current rates available to us with the same maturity and security structure are equivalent to that of the debt.

Our fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk, in the principal market of the asset or liability at a specified measurement date. Recognized valuation techniques employ inputs such as contractual prices, quoted market prices or rates, operating costs, discount factors and business growth rates. These inputs may be either readily observable, corroborated by market data or generally unobservable. In developing our estimates of fair value, we endeavor to utilize the best information available and apply market-based data to the highest extent possible. Accordingly, we utilize valuation techniques (such as the market approach) that maximize the use of observable inputs and minimize the use of unobservable inputs.

A three-tier hierarchy has been established that classifies fair value amounts recognized in the financial statements based on the observability of inputs used to estimate such fair values. The hierarchy considers fair value amounts based on observable inputs (Levels 1 and 2) to be more reliable and predictable than those based primarily on unobservable inputs (Level 3). At each balance sheet reporting date, we categorize our financial assets and liabilities using this hierarchy.

The characteristics of the fair value amounts classified within each level of the hierarchy are described as follows:

- Level 1 fair values are based on quoted prices, which are available in active markets for identical assets or liabilities as of the measurement date. Active markets are defined as those in which transactions for identical assets or liabilities occur with sufficient frequency so as to provide pricing information on an ongoing basis. For Level 1 valuation of marketable securities, we utilize market quotations provided by our primary financial institution. For the valuations of derivative financial instruments, we utilize the New York Mercantile Exchange ("NYMEX") for certain commodity valuations.

- Level 2 fair values are based on (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical assets or liabilities but in markets that are not actively traded or in which little information is released to the public, (c) observable inputs other than quoted prices, and (d) inputs derived from observable market data. Source data for Level 2 inputs include information provided by the NYMEX, published price data and indices, third party price survey data and broker provided forward price statistics.

- Level 3 fair values are based on unobservable market data inputs for assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See Note 6 for a discussion of the Level 3 inputs used in the determination of the fair value of the intangible assets acquired in asset acquisitions and intangible assets acquired and contingent consideration issued in a business combination.

Fair value contracts consist of derivative financial instruments and are recorded as either an asset or liability measured at its fair value. Changes in fair value are recognized immediately in earnings unless the derivatives qualify for, and we elect, cash flow hedge accounting. We had no contracts designated for hedge accounting during any of the current reporting periods (see Note 13 for further information).

Fair value estimates are based on assumptions that market participants would use when pricing an asset or liability, and we use a fair value hierarchy of three levels that prioritizes the information used to develop those assumptions. Currently, for all items presented herein, we utilize a market approach to valuing our contracts. On a contract by contract, forward month by forward month basis, we obtain observable market data for valuing our contracts. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.

Impairment Testing for Long-Lived Assets & Goodwill

Long-lived assets (primarily property and equipment and intangible assets) are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written-down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset's carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset's carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques.

Goodwill, which represents the cost of an acquired business in excess of the fair value of its net assets at the acquisition date, is subject to annual impairment testing in the fourth quarter of each year or when events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. We recognized goodwill in a business combination, which occurred in August 2022 (see Note 6 for further information). We will test goodwill for impairment at the reporting unit (or operating segment) level following guidance in ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.* An impairment of goodwill represents the amount by which a reporting unit's carrying value (including its respective goodwill) exceeds its fair value, not to exceed the carrying amount of the reporting unit's goodwill.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of such items and their respective tax basis (see Note 14 for further information). On December 22, 2017, the Tax Cut and Jobs Act was enacted into law resulting in a reduction in the federal corporate income tax rate from 35 percent to 21 percent for years beginning in 2018, which impacted our income tax provision or benefit.

We are subject to income taxes in the U.S. and numerous states. We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more-likely-than-not the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions meeting the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Interest and penalties related to income taxes are included in the benefit (provision) for income taxes in our consolidated statements of operations.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted and signed into law in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating losses ("NOL") incurred in tax years 2018, 2019 and 2020 to offset 100 percent of taxable income and be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The NOL carryback provision in the CARES Act resulted in cash benefits to us for the fiscal years 2018, 2019 and 2020. We carried back our NOL for fiscal year 2018 to 2013 and received a cash refund of approximately $2.7 million in June 2020. We carried back our NOL for the fiscal year 2019 to 2014 and received a cash refund of approximately $3.7 million in April 2021. We carried back our NOL for fiscal year 2020 to 2015 and 2016 and received a cash refund of approximately $6.9 million in June 2022.

Inventory, and Linefill and Base Gas

Inventory consists of crude oil held in storage tanks and at third-party pipelines as part of our crude oil marketing and pipeline and storage operations. Crude oil inventory is carried at the lower of cost or net realizable value. At the end of each reporting period, we assess the carrying value of our inventory and make adjustments necessary to reduce the carrying value to the applicable net realizable value. Any resulting adjustments are a component of marketing costs and expenses or pipeline and storage costs and expenses on our consolidated statements of operations.

Linefill and base gas in assets we own are recorded at historical cost and consist of crude oil. We classify as linefill or base gas our proportionate share of barrels used to fill a pipeline that we own and barrels that represent the minimum working requirements in storage tanks that we own. These crude oil barrels are not considered to be available for sale because the volumes must be maintained in order to continue normal operation of the related pipeline or tanks. Linefill and base gas are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Linefill and base gas are included in "Property and equipment" on our Consolidated Balance Sheets. See Note 5 for additional information regarding linefill and base gas.

Investment in Unconsolidated Affiliate

We own an approximate 15 percent equity interest (less than 3 percent voting interest) in VestaCare, Inc., a California corporation ("VestaCare"), which we purchased for a $2.5 million cash payment in 2016. VestaCare provides an array of software as a service (SaaS) electronic payment technologies to medical providers, payers and patients including VestaCare's product offering, VestaPay™. VestaPay™ allows medical care providers to structure fully automated and dynamically updating electronic payment plans for their patients. We account for this investment under the cost method of accounting. During 2017, we reviewed our investment in VestaCare and determined that the current projected operating results did not support the carrying value of the investment. As a result, during 2017, we recognized an impairment charge of $2.5 million to write-off our investment in VestaCare. At December 31, 2023, we continue to own an approximate 15 percent equity interest in VestaCare.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property and equipment are capitalized, and minor replacements, maintenance and repairs that do not extend asset life or add value are charged to expense as incurred. When property and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations in operating costs and expenses for the respective period. Property and equipment, except for land, is depreciated using the straight-line method over the estimated average useful lives of two to thirty-nine years.

Asset retirement obligations ("AROs") are legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, construction, development and/or normal operation. When an ARO is incurred, we record a liability for the ARO and capitalize an equal amount as an increase in the carrying value of the related long-lived asset. ARO amounts are measured at their estimated fair value using expected present value techniques. Over time, the ARO liability is accreted to its present value (through accretion expense), and the capitalized amount is depreciated over the remaining useful life of the related long-lived asset. We will incur a gain or loss to the extent that our ARO liabilities are not settled at their recorded amounts.

See Note 5 for additional information regarding our property and equipment and AROs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

We measure all share-based payment awards, including the issuance of restricted stock unit awards and performance share unit awards to employees and board members, using a fair-value based method. The cost of services received from employees and non-employee board members in exchange for awards of equity instruments is recognized in the consolidated statements of operations based on the estimated fair value of those awards on the grant date and is amortized on a straight-line basis over the requisite service period. The fair value of restricted stock unit awards and performance share unit awards is based on the closing price of our common stock on the grant date. We account for forfeitures as they occur. See Note 15 for additional information regarding our 2018 LTIP.

NOTE 3. REVENUE RECOGNITION

We account for our revenues under Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. ASC 606's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Our revenues are primarily generated from the marketing, transportation, storage and terminalling of crude oil and other related products, the tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk and the recycling and repurposing of off-specification fuels, lubricants, crude oil and other chemicals. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. To identify the performance obligations, we considered all of the products or services promised in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when, or as, each performance obligation is satisfied under terms of the contract. Payment is typically due in full within 30 days of the invoice date.

The following information describes the nature of our significant revenue streams by segment and type:

Crude oil marketing segment. Crude oil marketing activities generate revenues from the sale and delivery of crude oil purchased either directly from producers or on the open market. Most of our crude oil purchase and sale contracts qualify and are designated as non-trading activities, and we consider these contracts as normal purchases and sales activity. For normal purchases and sales, our customers are invoiced monthly based upon contractually agreed upon terms with revenue recognized in the month in which the physical product is delivered to the customer, generally upon delivery of the product to the customer. Revenue is recognized based on the transaction price and the quantity delivered.

The majority of our crude oil sales contracts have multiple distinct performance obligations as the promise to transfer the individual goods (e.g., barrels of crude oil) is separately identifiable from the other goods promised within the contracts. Our performance obligations are satisfied at a point in time. For normal sales arrangements, revenue is recognized in the month in which control of the physical product is transferred to the customer, generally upon delivery of the product to the customer.

Transportation segment. Transportation activities generate revenue from the truck transportation of liquid chemicals, pressurized gases, asphalt or dry bulk from point A to point B for customers. Each sales order is associated with our master transportation agreements and is considered a distinct performance obligation. The performance obligations associated with this segment are satisfied over time as the goods and services are delivered.

Pipeline and storage segment. Pipeline and storage activities generate revenue by transporting crude oil on our pipeline and providing storage and terminalling services for our customers. Our operations generally consist of fee-based activities associated with the transportation of crude oil and providing storage and terminalling services for crude oil. Revenues from pipeline tariffs and fees are associated with the transportation of crude oil at a published tariff. We primarily recognize pipeline tariff and fee revenues over time as services are rendered, based on the volumes transported. As is common in the pipeline transportation industry, our tariffs incorporate a loss allowance factor. We recognize the allowance volumes collected as part of the transaction price and record this non-cash consideration at fair value, measured as of the contract inception date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Storage fees are typically recognized in revenue ratably over the term of the contract regardless of the actual storage capacity utilized as our performance obligation is to make available storage capacity for a period of time. Terminalling fees are recognized as the crude oil enters or exits the terminal and is received from or delivered to the connecting carrier or third-party terminal, as applicable.

Logistics and repurposing segment. Logistics activities generate revenue from the truck transportation of crude oil, condensate, fuels, oils and other petroleum products from point A to point B for customers. Each sales order is associated with our master transportation agreements and is considered a distinct performance obligation. The performance obligations associated with this segment are satisfied over time as the goods and services are delivered.

Recycling and repurposing activities generate revenue by repurposing off-specification fuels, lubricants, crude oil and other chemicals. These recycling and repurposing activities generate revenues from the sale and delivery of product purchased directly from the customer. Our customers are invoiced monthly based upon contractually agreed upon terms with revenue recognized in the month in which the physical product is delivered to the customer, generally upon delivery of the product to the customer. Revenue is recognized based on the transaction price and the quantity delivered.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable and customer advances and deposits (contract liabilities) on our consolidated balance sheets. Currently, we do not record any contract assets in our financial statements due to the timing of revenue recognized and when our customers are billed. Our crude oil marketing customers are generally billed monthly based on contractually agreed upon terms. However, we sometimes receive advances or deposits from customers before revenue is recognized, resulting in contract liabilities. These contract assets and liabilities, if any, are reported on our consolidated balance sheets at the end of each reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Disaggregation

The following table disaggregates our revenue by segment and by major source for the periods indicated (in thousands):

				Year Ended December 31		
				2023	2022	2021
Crude oil marketing:						
Revenue from contracts with customers						
Goods transferred at a point in time				$2,530,323	$3,189,660	$1,898,160
Services transferred over time				763	-	-
Total revenues from contracts with customers				$2,531,086	$3,189,660	$1,898,160
Other [1]				54,269	42,533	31,882
Total crude oil marketing revenue				$2,585,355	$3,232,193	$1,930,042
Transportation:						
Revenue from contracts with customers						
Goods transferred at a point in time				$ -	$ -	$ -
Services transferred over time				98,359	112,376	94,498
Total revenues from contracts with customers				$98,359	$112,376	$94,498
Other				-	-	-
Total transportation revenue				$98,359	$112,376	$94,498
Pipeline and storage: [2]						
Revenue from contracts with customers						
Goods transferred at a point in time				$ -	$ -	$ -
Services transferred over time				323	-	664
Total revenues from contracts with customers				$323	$ -	$664
Other				-	-	-
Total pipeline and storage revenue				$323	$ -	$664
Logistics and repurposing: [3]						
Revenue from contracts with customers						
Goods transferred at a point in time				$33,074	$12,865	$ -
Services transferred over time				28,182	9,483	-
Total revenues from contracts with customers				$61,256	$22,348	$ -
Other				-	-	-
Total logistics and repurposing revenue				$61,256	$22,348	-
Subtotal:						
Total revenues from contracts with customers				$2,691,024	$3,324,384	$1,993,322
Total Other [1]				54,269	42,533	31,882
Total Consolidated Revenues				$2,745,293	$3,366,917	$2,025,204

(1) Other crude oil marketing revenues are recognized under ASC 815, *Derivatives and Hedging*, and ASC 845, *Nonmonetary Transactions – Purchases and Sales of Inventory with the Same Counterparty.*

(2) All pipeline and storage revenue earned in 2022 and a substantial portion of the revenue earned in 2023 and 2021 were from an affiliated shipper, GulfMark Energy, Inc. ("GulfMark"), our subsidiary, and eliminated in consolidation.

(3) On August 12, 2022, we acquired a transportation logistics and recycling and repurposing business, resulting in a new operating segment. See Note 6 and Note 9 for further information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Crude Oil Marketing Revenue

Certain of the commodity purchase and sale contracts utilized by our crude oil marketing segment qualify as derivative instruments with certain specifically identified contracts also designated as trading activity. From the time of contract origination, these contracts are marked-to-market and recorded on a net revenue basis in the accompanying consolidated financial statements.

Certain of our crude oil contracts may be with a single counterparty to provide for similar quantities of crude oil to be bought and sold at different locations. These contracts are entered into for a variety of reasons, including effecting the transportation of the commodity, to minimize credit exposure, and/or to meet the competitive demands of the customer. These buy/sell arrangements are reflected on a net revenue basis in the accompanying consolidated financial statements.

Reporting these crude oil contracts on a gross revenue basis would increase our reported revenues as follows for the periods indicated (in thousands):

				Year Ended December 31		
				2023	**2022**	**2021**
Revenue Gross-Up				$899,068	$1,557,510	$761,369

NOTE 4. PREPAYMENTS AND OTHER CURRENT ASSETS

The components of prepayments and other current assets were as follows at the dates indicated (in thousands):

				December 31	
				2023	**2022**
Insurance Premiums				$798	$1,220
Rents, Licenses and Other				2,305	1,898
Total Prepayments and Other Current Assets				$3,103	$3,118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. PROPERTY AND EQUIPMENT

The historical costs of our property and equipment and related accumulated depreciation and amortization balances were as follows at the dates indicated (in thousands):

	Estimated Useful Life in Years	December 31 2023	December 31 2022
Tractors and Trailers	5 - 6	$119,265	$128,223
Field Equipment	2 - 5	25,024	24,676
Finance Lease ROU Assets [1]	3 - 6	35,724	25,106
Pipeline and Related Facilities	20 - 25	20,397	20,362
Linefill and Base Gas [2]	N/A	3,922	3,922
Buildings	5 - 39	17,089	16,163
Office Equipment	2 - 5	3,000	2,937
Land	N/A	4,163	2,309
Construction in Progress	N/A	3,385	3,629
Total Property and Equipment, at Cost		231,969	227,327
Less Accumulated Depreciation and Amortization		(126,904)	(120,902)
Property and Equipment, Net		$105,065	$106,425

(1) Our finance lease right-of-use ("ROU") assets arise from leasing arrangements for the right to use various classes of underlying assets including tractors, trailers, a tank storage and throughput arrangement and office equipment (see Note 17 for further information). Accumulated amortization of the assets presented as "Finance lease ROU assets" was $11.0 million and $9.9 million as of December 31, 2023 and 2022, respectively.

(2) Linefill and base gas represents crude oil in the VEX pipeline and storage tanks we own, and the crude oil is recorded at historical cost.

Components of depreciation and amortization expense were as follows for the periods indicated (in thousands):

	Year Ended December 31 2023	2022	2021
Depreciation and amortization, excluding amounts under finance leases	$18,525	$16,330	$14,264
Amortization of intangible assets (see Note 8)	1,760	1,177	789
Amortization of property and equipment under finance leases	7,578	5,200	4,744
Total depreciation and amortization	$27,863	$22,707	$19,797

Gains on Sales of Assets

We sold certain used tractors, trailers and other equipment and recorded net pre-tax gains as follows for the periods indicated (in thousands):

	Year Ended December 31 2023	2022	2021
Gains on sales of used tractors, trailers and equipment	$4,036	$2,512	$733

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset Retirement Obligations

We record AROs for the estimated retirement costs associated with certain tangible long-lived assets. The estimated fair value of AROs are recorded in the period in which they are incurred and the corresponding cost is capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the asset. If the liability is settled for an amount other than the recorded amount, an increase or decrease to expense is recognized. The following table reflects a summary of our AROs for the periods indicated (in thousands):

			Year Ended December 31		
			2023	2022	2021
ARO liability at beginning of year			$2,463	$2,376	$2,307
Liabilities incurred			-	29	-
Accretion of discount			51	58	69
Liabilities settled			-	-	-
ARO liability at end of year			$2,514	$2,463	$2,376

NOTE 6. ACQUISITIONS

Business Combination — Firebird and Phoenix

On August 12, 2022, we entered into a purchase agreement with each of Scott Bosard, Trey Bosard and Tyler Bosard (collectively, the "Sellers") to acquire all of the equity interests of Firebird Bulk Carriers, Inc. ("Firebird") and Phoenix Oil, Inc. ("Phoenix") for approximately $39.3 million, consisting of a cash payment of $35.4 million, 45,777 of our common shares valued at $1.4 million, of which 15,259 shares were issued immediately and 30,518 shares will be issued over a three year period, and contingent consideration valued at approximately $2.6 million. We funded the cash consideration using cash on hand at the time of acquisition. Pursuant to the purchase agreement, the purchase price was subject to customary post-closing adjustment provisions, including an earn-out payable to the Sellers to the extent the earnings before interest, taxes, depreciation and amortization (EBITDA) of Phoenix exceeded a specified threshold during the twelve full calendar months after the closing date of the acquisition.

Firebird is an interstate bulk motor carrier of crude oil, condensate, fuels, oils and other petroleum products. Firebird is headquartered in Humble, Texas, and at the time of acquisition, had six terminal locations throughout Texas, and operated 123 tractors and 216 trailers largely in the Eagle Ford basin. Phoenix is also headquartered in Humble, Texas, and recycles and repurposes off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S. Firebird and Phoenix have formed our new logistics and repurposing segment. We expect that this acquisition will offer us the opportunity to expand our value chain and market impact, with numerous synergies benefiting the combined companies.

The following table summarizes the aggregate consideration paid and issued for Firebird and Phoenix (in thousands):

Cash	$35,350
Value of AE common shares issued	1,364
Contingent consideration arrangement	2,566
Fair value of total consideration transferred	$39,280

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair market value of the common shares issued in this transaction was determined based upon the closing share price of AE common stock on August 12, 2022 of $33.75, discounted to present value using the appropriate discount rate.

We accounted for the acquisition of Firebird and Phoenix under the acquisition method in accordance with ASC 805, *Business Combinations*. The allocation of purchase consideration was based upon the estimated fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition.

During the second quarter of 2023, based upon a review of the terms of the contingent consideration calculation, we determined that no payment would be made to the Sellers, and as such, we adjusted our accrual of $2.6 million that had been recorded as part of the purchase price allocation. The reversal of the accrual for the contingent consideration is included in general and administrative expense on our consolidated statements of operations.

The following table presents the final purchase price allocation of the identifiable assets acquired and liabilities assumed at the acquisition date of August 12, 2022 (in thousands):

Assets acquired:	
Cash and cash equivalents	$2,203
Accounts receivable	4,653
Inventory	643
Other current assets	137
Property and equipment	24,809
Intangible assets	7,607
Goodwill	6,673
Other assets	458
Total assets acquired	$47,183
Liabilities assumed:	
Accounts payable and other accrued liabilities	$(1,696)
Deferred tax liabilities	(6,207)
Total liabilities assumed	$(7,903)
Net assets acquired	$39,280

The purchase price allocation was subject to revision as acquisition-date fair value analyses were completed and if additional information about facts and circumstances that existed at the acquisition date became available. During the second quarter of 2023, we revised the fair value of certain tractors and trailers, resulting in a decrease in the amount allocated to property and equipment of $0.2 million and with a corresponding increase in goodwill. No other changes to the purchase price allocation occurred. The purchase price consideration, as well as the estimated fair values of the assets acquired and liabilities assumed, was finalized during the second quarter of 2023.

The estimated fair value of the acquired property and equipment was determined using a combination of the cost approach and the market approach, specifically determining the replacement cost value of each type of asset.

Acquired identifiable intangible assets consists of approximately $5.1 million for customer relationships, $2.2 million for trade names, and $0.3 million for noncompete agreements entered into with the Sellers in connection with the acquisition. The estimated fair value of the acquired customer relationship intangible assets was determined using an income approach, specifically a discounted cash flow analysis, and are being amortized on a modified straight-line basis over a period of ten years, with the amortization more heavily weighted in the earlier years. The income approach estimates the future benefits of the customer relationships and deducts the expenses incurred in servicing the relationships and the contributions from the other business assets to derive the future net benefits of these assets. The future net benefits are discounted back to present value using the appropriate discount rate, which results in the value of the customer relationships. The estimated fair value of the trade names was determined using the relief from royalty method, a form of the income approach, and are being amortized on a straight-line basis over a period of 15 years. The estimated fair value of the noncompete agreements was determined using an income approach, specifically a discounted cash flow analysis, and are being amortized over a period of five years.

The goodwill of approximately $6.7 million arising from this acquisition is primarily attributed to our ability to generate increased revenues, earnings and cash flow by expanding our addressable market and client base and with the assembled workforce that we acquired. None of the goodwill is expected to be deductible for tax purposes. We recorded net tax liabilities of approximately $6.2 million related to the tax effect of our estimated fair value allocations.

The discounted cash flow analysis used to estimate the fair value of the Firebird and Phoenix intangible assets relied on Level 3 fair value inputs. Level 3 fair values are based on unobservable inputs. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date. The valuations were based on the information that was available as of the acquisition date, and the expectations and assumptions that have been deemed reasonable by our management. There are inherent uncertainties and management judgment required in these determinations. The fair value measurements of the assets acquired and liabilities assumed were based on valuations involving significant unobservable inputs, or Level 3 in the fair value hierarchy.

This newly acquired business contributed $22.3 million of revenues and $0.2 million of net earnings to our consolidated revenues and net earnings, respectively, for the period from acquisition through December 31, 2022. We incurred approximately $0.4 million of acquisition costs in connection with this acquisition, which have been expensed in general and administrative expense as incurred.

In connection with the acquisition of Firebird and Phoenix, we entered into four operating lease agreements for office and terminal locations with Scott Bosard, one of the Sellers, for periods ranging from two to five years (see Note 10 and Note 17 for further information).

Unaudited Pro Forma Financial Information

The unaudited pro forma condensed consolidated results of operations in the table below are provided for illustrative purposes only and summarize the combined results of our operations and those of Firebird and Phoenix. For purposes of this pro forma presentation, the acquisition of Firebird and Phoenix is assumed to have occurred on January 1, 2021. The pro forma financial information for all periods presented also includes the estimated business combination accounting effects resulting from this acquisition, notably amortization expense from the acquired intangible assets and certain other integration related impacts. This unaudited pro forma financial information should not be relied upon as being indicative of the historical results that would have been obtained if the acquisition had actually occurred on January 1, 2021, nor of the results of operations that may be obtained in the future (in thousands).

				Year Ended December 31	
				2022	2021
Revenues				$3,411,168	$2,074,803
Net earnings				5,538	13,822
Basic net earnings per common share				$1.36	$3.22
Diluted net earnings per common share				$1.35	$3.19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. OTHER ASSETS

Components of other assets were as follows at the dates indicated (in thousands):

				December 31	
				2023	**2022**
Insurance collateral deposits				$605	$463
State collateral deposits				23	23
Materials and supplies				1,050	1,257
Debt issuance costs				1,259	1,595
Other				371	360
Total other assets				$3,308	$3,698

We have established certain deposits to support participation in our liability insurance program and remittance of state crude oil severance taxes and other state collateral deposits. Insurance collateral deposits are held by the insurance company to cover past or potential open claims based upon a percentage of the expected losses under the insurance programs. Insurance collateral deposits are invested at the discretion of our insurance carrier.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. INTANGIBLE ASSETS & GOODWILL

Intangible Assets

The following table summarizes our intangible assets at the dates indicated (in thousands):

	December 31, 2023			December 31, 2022		
	Gross Value	Accumulated Amortization	Net	Gross Value	Accumulated Amortization	Net
Customer Relationships:						
EH Transport [1]	$1,703	$(1,237)	$466	$1,703	$(1,010)	$693
CTL[2]	3,173	(1,745)	1,428	3,173	(1,286)	1,887
Phoenix [3]	5,072	(1,223)	3,849	5,072	(360)	4,712
Total customer relationships	9,948	(4,205)	5,743	9,948	(2,656)	7,292
Trade names [3]	2,218	(205)	2,013	2,218	(57)	2,161
Noncompete agreements [3]	317	(88)	229	317	(25)	292
Intangible assets, net	$12,483	$(4,498)	$7,985	$12,483	$(2,738)	$9,745

(1) Amount relates to the acquisition of transportation assets from EH Transport, Inc. in 2019, and are included in our transportation segment. These assets are being amortized using a modified straight-line approach and have a remaining useful life of approximately 2.5 years.

(2) Amount relates to the acquisition of transportation assets from Comcar Industries, Inc. in 2020, and are included in our transportation segment. These assets are being amortized using a modified straight-line approach and have a remaining useful life of approximately 3.5 years.

(3) Amounts relate to the acquisition of Firebird and Phoenix in 2022, and are included in our logistics and repurposing segment. Customer relationships, trade names and noncompete agreements have remaining useful lives of approximately 8.5 years, 13.5 years and 3.5 years, respectively. See Note 6 for further information.

During the years ended December 31, 2023, 2022 and 2021, we recorded $1.8 million, $1.2 million and $0.8 million, respectively, of amortization expense related to these intangible assets.

The following table presents our forecast of amortization expense associated with these intangible assets for the years indicated (in thousands):

	2024	2025	2026	2027	2028
Amortization Expense	$1,658	$1,555	$1,306	$908	$575

Customer Relationship Intangible Assets. Customer relationship intangible assets represent the estimated economic value assigned to commercial relationships acquired in connection with business and asset acquisitions. The estimated fair value of each customer relationship intangible asset was determined at the time of acquisition using a discounted cash flow analysis, which incorporated various assumptions regarding the acquired business or assets. The assumptions may include Level 3 fair value inputs, including the rate of retention of the customers of the acquisition, the rate of retention of our existing business and projected future revenues associated with the customers. The customer relationship intangible assets are being amortized in a manner that closely resembles the pattern in which we expect to benefit from the relationships.

Trade Names and Noncompete Agreements Intangible Assets. Trade names intangible assets represent the estimated economic value of the commercial trade names acquired in connection with the Firebird and Phoenix acquisition in August 2022. The trade names intangible assets are being amortized on a straight-line basis over the period in which we expect to benefit from the use of the trade names.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Noncompete agreements intangible assets represent the estimated economic value of the three noncompete agreements that we entered into with the former owners of Firebird and Phoenix. The noncompete agreements intangible assets are being amortized on a straight-line basis over the term of the agreements.

Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of the net assets at acquisition. Our goodwill balance was $6.7 million at December 31, 2023 and relates to the Firebird and Phoenix acquisition included in our logistics and repurposing segment.

NOTE 9. SEGMENT REPORTING

We operate and report in four business segments: (i) crude oil marketing, transportation and storage; (ii) tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk; (iii) pipeline transportation, terminalling and storage of crude oil; and (iv) interstate bulk transportation logistics of crude oil, condensate, fuels, oils and other petroleum products and recycling and repurposing of off-specification fuels, lubricants, crude oil and other chemicals. Our business segments are generally organized and managed according to the types of services rendered. See Note 3 for a summary of the types of products and services from which each segment derives its revenues.

Our Chief Operating Decision Maker ("CODM") (our Chief Executive Officer) evaluates segment performance based on measures including segment operating earnings (losses) and capital spending (property and equipment additions). Segment operating earnings (losses) is calculated as segment revenues less segment operating costs and depreciation and amortization expense.

Financial information by reporting segment was as follows for the periods indicated (in thousands):

	Reporting Segments					
	Crude Oil Marketing	Transportation	Pipeline & Storage	Logistics & Repurposing[1]	Other	Total
Year Ended December 31, 2023						
Segment Revenues [2]	$2,585,355	$98,769	$3,267	$65,920	$ -	$2,753,311
Less: Intersegment revenues [2]	-	(410)	(2,944)	(4,664)	-	(8,018)
Revenues	$2,585,355	$98,359	323	$61,256	-	$2,745,293
Segment operating earnings (losses) [3]	17,029	5,091	(3,855)	(934)	-	17,331
Depreciation and amortization	8,042	12,277	1,071	6,473	-	27,863
Property and equipment additions [4][5]	1,185	5,130	1,503	3,967	112	11,897
Year Ended December 31, 2022						
Segment Revenues [2]	$3,232,193	$112,653	$3,804	$24,654	$ -	$3,373,304
Less: Intersegment revenues [2]	-	(277)	(3,804)	(2,306)	-	(6,387)
Revenues	$3,232,193	$112,376	-	$22,348	-	$3,366,917
Segment operating earnings (losses) [3]	15,874	10,891	(3,579)	303	-	23,489
Depreciation and amortization	7,724	11,512	1,077	2,394	-	22,707
Property and equipment additions [4][5]	4,534	1,608	1,050	282	17	7,491

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Reporting Segments					
	Crude Oil Marketing	Transportation	Pipeline & Storage	Logistics & Repurposing[1]	Other	Total
Year Ended December 31, 2021						
Segment Revenues [2]	$1,930,042	$94,824	$4,524	$ -	$ -	$2,029,390
Less: Intersegment Revenues [2]	-	(326)	(3,860)	-	-	(4,186)
Revenues	$1,930,042	$94,498	$664	-	-	$2,025,204
Segment Operating Earnings (Losses) [3]	25,243	7,104	(2,487)	-	-	29,860
Depreciation and Amortization	6,673	12,099	1,025	-	-	19,797
Property and Equipment Additions [4][5]	3,245	7,960	1,169	-	8	12,382

(1) On August 12, 2022, we acquired a transportation logistics and recycling and repurposing business, resulting in a new operating segment. See Note 6 for further information.

(2) Segment revenues include intersegment amounts that are eliminated due to consolidation in operating costs and expenses in our consolidated statements of operations. Intersegment activities are conducted at posted tariff rates where applicable, or otherwise at rates similar to those charged to third parties or rates that we believe approximate market at the time the agreement is executed.

(3) Our crude oil marketing segment's operating earnings included net inventory valuation losses of $0.8 million, net inventory valuation losses of $2.0 million, and net inventory liquidation gains of $10.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(4) Our segment property and equipment additions do not include assets acquired under finance leases during the years ended December 31, 2023, 2022 and 2021. See Note 17 for further information.

(5) Amounts included in property and equipment additions for Other are additions for computer or other office equipment and a company vehicle at our corporate headquarters, which were not attributed or allocated to any of our reporting segments.

Segment operating earnings reflect revenues net of operating costs and depreciation and amortization expense and are reconciled to earnings before income taxes, as follows for the periods indicated (in thousands):

			Year Ended December 31		
			2023	2022	2021
Segment Operating Earnings			$ 17,331	$23,489	$29,860
General and Administrative			(14,932)	(17,718)	(13,701)
Operating Earnings			2,399	5,771	16,159
Interest Income			1,471	921	243
Interest Expense			(3,384)	(1,287)	(746)
Earnings Before Income Taxes			$486	$5,405	$15,656

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Identifiable assets by industry segment were as follows at the dates indicated (in thousands):

			December 31		
			2023	2022	2021
Reporting Segment:					
Marketing			$185,285	$215,813	$162,770
Transportation			57,653	60,405	67,167
Pipeline & Storage			25,027	25,815	25,569
Logistics & Repurposing[1]			43,258	45,307	-
Cash and other[2]			50,111	36,819	119,197
Total assets			$361,334	$384,159	$374,703

(1) On August 12, 2022, we acquired a transportation logistics and recycling and repurposing business, resulting in a new operating segment. See Note 6 for further information.

(2) Other identifiable assets are primarily corporate cash, corporate accounts receivable, properties and operating lease right-of-use assets not identified with any specific segment of our business.

All of our property and equipment is located in the U.S. Substantially all of our consolidated revenues are earned in the U.S. and derived from a wide customer base. Accounting policies for transactions between business segments are consistent with applicable accounting policies as disclosed herein.

NOTE 10. TRANSACTIONS WITH AFFILIATES

We enter into certain transactions in the normal course of business with affiliated entities. Activities with affiliates were as follows for the periods indicated (in thousands):

			Year Ended December 31		
			2023	2022	2021
KSA and Affiliate billings to us			$-	$7	$13
Billings to KSA and affiliates			9	21	14
Rentals paid to affiliate of KSA			232	549	605
Payments to KSA and affiliates for purchase of vehicles [1]			157	78	469
Rentals paid to Scott Bosard [2]			562	170	-
Crude oil purchases from affiliate [3]			19,391	4,044	-

(1) Amounts paid to West Point Buick GMC were for the purchase of three, two and twelve pickup trucks during the years ended December 31, 2023, 2022 and 2021, respectively, and are net of trade-in values.

(2) 2022 amounts are for rentals paid to affiliates of Scott Bosard from the period from August 12, 2022 through December 31, 2022, the period in which Scott Bosard is a related party in 2022.

(3) From time to time, GulfMark purchases crude oil from Endeavor Natural Gas, L.P., of which a member of our Board of Directors is the Managing Partner.

Affiliated transactions included direct cost reimbursement for shared phone and administrative services from KSA Industries, Inc. ("KSA"), an affiliated entity. We lease our corporate office space in a building operated by 17 South Briar Hollow Lane, LLC, an affiliate of KSA. In addition, we purchase pickup trucks from West Point Buick GMC, an affiliate of KSA. KSA was our largest shareholder until October 31, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On October 31, 2022, we entered into a Stock Repurchase Agreement (the "Repurchase Agreement") with KSA and certain members of the family of the late Kenneth Stanley Adams, Jr., our founder (collectively, the "KSA Sellers"). Under the terms of the Repurchase Agreement, we purchased an aggregate of 1,942,433 shares of our common stock from the KSA Sellers for an aggregate purchase price of $69.9 million, at a price of $36.00 per share. The purchase price was funded with the proceeds of the $25.0 million term loan under our credit agreement with Cadence Bank (see Note 12 for further information), with the balance funded with cash on hand at the time of the transaction.

An affiliate of KSA served on our Board of Directors through the date of our 2023 annual meeting, when he retired. As of May 31, 2023, KSA and its affiliates are no longer related parties. The table above consequently does not reflect any payments to or from KSA after that date.

In connection with the acquisition of Firebird and Phoenix on August 12, 2022 (see Note 6 for further information), we entered into four operating lease agreements for office and terminal locations with entities owned by Scott Bosard, one of the Sellers, for periods ranging from two to five years.

NOTE 11. OTHER CURRENT LIABILITIES

The components of other current liabilities were as follows at the dates indicated (in thousands):

		December 31	
		2023	2022
Accrual for payroll, benefits and bonuses		$5,684	$6,435
Accrued automobile and workers' compensation claims		5,804	5,579
Contingent consideration for acquisition (see Note 6)		-	2,566
Accrued medical claims		997	1,007
Accrued taxes		2,453	2,208
Other		1,212	1,419
Total other current liabilities		$16,150	$19,214

NOTE 12. LONG-TERM DEBT

Cadence Bank Credit Agreement

On October 27, 2022, we entered into a credit agreement (the "Credit Agreement") with Cadence Bank, as administrative agent, swingline lender and issuing lender, and the other lenders party thereto (collectively, the "Lenders"). The Credit Agreement provides for (a) a revolving credit facility that allows for borrowings up to $60.0 million in aggregate principal amount from time to time (the "Revolving Credit Facility") and (b) a Term Loan in aggregate principal amount of $25.0 million (the "Term Loan"). The Revolving Credit Facility matures on October 27, 2027 unless earlier terminated.

For each borrowing under the Revolving Credit Facility, we may elect whether such loans bear interest at (i) the Base Rate plus Applicable Margin for Base Rate Loans; or (ii) Term secured overnight financing rate ("SOFR") plus the Applicable Margin for SOFR Loans. The Base Rate is the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 0.5 percent and (c) Adjusted Term SOFR for a one month tenor in effect on the date of determination plus 1.0 percent. The Applicable Margin to be added to a Base Rate borrowing under either (a), (b) or (c) in the preceding sentence is an amount determined quarterly between 1.0 percent and 2.0 percent depending on our consolidated total leverage ratio. The Applicable Margin to be added to a Term SOFR borrowing under the Revolving Credit Facility is an amount determined quarterly between 2.0 percent and 3.0 percent depending on our consolidated total leverage ratio. A commitment fee of 0.25 percent per annum accrues on the daily average unused amount of the commitments of the Lenders under the Revolving Credit Facility. We may obtain letters of credit under the Revolving Credit Facility up to a maximum amount of $30.0 million. The amount of our outstanding letters of credit reduces availability under the Revolving Credit Facility.

The Term Loan amortizes on a ten year schedule with quarterly payments beginning December 31, 2022, and matures on October 27, 2027 unless earlier accelerated. The Term Loan may be prepaid in whole or in part without premium or penalty, and must be prepaid with proceeds of any future debt issuance, the proceeds of any equity issuance to the extent proceeds exceed $2.0 million in any quarter with limited exceptions, and the proceeds of certain asset dispositions. The Term Loan bears interest at the SOFR Rate plus the Applicable Margin for SOFR Rate Loans as described above. In connection with the KSA stock rep repurchase (see Note 10), we borrowed $25.0 million under the Term Loan.

Pursuant to the terms of the Credit Agreement, we are required to maintain compliance with the following financial covenants on a pro forma basis, after giving effect to any borrowings (in each case commencing with the fiscal quarter ending December 31, 2022): (i) the Consolidated Total Leverage Ratio shall not be greater than 2.50 to 1.00; (ii) the Asset Coverage Ratio shall not be less than 2.00 to 1.00; and (iii) the Consolidated Fixed Charge Coverage Ratio shall not be less than 1.25 to 1.00. Each of such ratios is calculated as outlined in the Credit Agreement and subject to certain exclusions and qualifications described therein.

On August 2, 2023, we entered into Amendment No. 1 (the "Amendment") to the Credit Agreement. The Amendment (i) clarifies our ability to exclude crude oil inventory valuation losses (and, to the extent included in our consolidated net income, inventory liquidation gains) from the calculation of Consolidated EBITDA for purposes of the related financial covenants, (ii) provides for the exclusion of unusual and non-recurring losses and expenses from the calculation of Consolidated EBITDA, not to exceed 10.0 percent of Consolidated EBITDA for the period, and (iii) amends the definition of Consolidated Funded Indebtedness to include letters of credit and banker's acceptances only to the extent such letters of credit or banker's acceptances have been drawn, for purposes of the Consolidated Total Leverage Ratio calculation in the Credit Agreement. The Amendment applies to our fiscal period ending June 30, 2023 and thereafter.

The Credit Agreement contains certain customary representations and warranties and affirmative and negative covenants. The affirmative covenants require us to provide the Lenders with certain financial statements, business plans, compliance certificates and other documents and reports and to comply with certain laws. The negative covenants restrict our ability to incur additional indebtedness, create additional liens on our assets, make certain investments, dispose of our assets or engage in a merger or other similar transaction or engage in transactions with affiliates, subject, in each case, to the various exceptions and conditions described in the Credit Agreement. The negative covenants further restrict our ability to make certain restricted payments.

Our obligations under the Credit Agreement are secured by a pledge of substantially all of our personal property and substantially all of the personal property of certain other of our direct and indirect subsidiaries.

At December 31, 2023, we had $21.9 million outstanding under the Term Loan at a weighted average interest rate of 7.69 percent, and $13.0 million letters of credit outstanding at a fee of 2.25 percent. No amounts were outstanding under the Revolving Credit Facility.

The following table presents the scheduled maturities of principal amounts of our debt obligations at December 31, 2023 for the next five years, and in total thereafter (in thousands):

2024	2,500
2025	2,500
2026	2,500
2027	14,375
2028	-
Thereafter	-
Total debt maturities	$21,875

At December 31, 2023, we were in compliance with all covenants under the Credit Agreement. We incurred $1.6 million of debt issuance costs in connection with our entry into the Credit Agreement, which are included in other assets in our consolidated balance sheet and are being amortized to interest expense over the term of the Credit Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Wells Fargo Credit Agreement

On May 4, 2021, we entered into a credit agreement ("Wells Fargo Credit Agreement") with Wells Fargo Bank, National Association, as Agent and Issuing Lender, under which we could borrow or issue letters of credit in an aggregate of up to $40.0 million under a revolving credit facility (the "Wells Fargo Revolving Credit Facility"), which was to mature on May 4, 2024. On August 11, 2022, we entered into an amendment to our Wells Fargo Credit Agreement, which increased our borrowing capacity up to $60.0 million and extended the maturity of the facility to August 11, 2025.

The Wells Fargo Credit Agreement amendment also provided for the replacement of LIBOR with the Secured Overnight Financing Rate, as administered by the Federal Reserve Bank of New York ("SOFR"). Borrowings under the Wells Fargo Revolving Credit Facility bore interest, at our election, at (i) the Base Rate plus Applicable Margin; or (ii) the Adjusted Term SOFR plus Applicable Margin. Base Rate was the highest of (a) the Prime Rate, (b) the Federal Funds Rate, plus 0.50 percent and (c) Adjusted Term SOFR for an interest period of one month plus 1.00 percent. The Applicable Margin to be added to a Base Rate borrowing was 0.75 percent. The Applicable Margin to be added to an Adjusted Term SOFR borrowing was 1.75 percent. A commitment fee of 0.25 percent per annum accrued on the daily average unused amount of the commitments under the Wells Fargo Revolving Credit Facility.

On October 27, 2022, we terminated the Wells Fargo Credit Agreement, and we wrote off $0.4 million of unamortized debt issuance costs to interest expense. No further amounts are outstanding under this credit agreement.

NOTE 13. DERIVATIVE INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Derivative Instruments

At December 31, 2023, we had in place no derivative instruments. At December 31, 2022, we had in place three derivative instruments, entered into in 2022 for a total of 300,000 barrels of crude oil to be purchased and sold in January 2023, and one derivative instrument, also entered into in 2022, for the purchase of 126,000 gallons of diesel fuel per month during January 2023 through December 2023.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of forward month derivative instruments reflected in the accompanying consolidated balance sheets were as follows at the dates indicated (in thousands):

	Balance Sheet Location and Amount			
	Current Assets	Other Assets	Current Liabilities	Other Liabilities
December 31, 2023				
Asset derivatives:				
Fair value forward hydrocarbon derivative instruments at gross valuation	$ -	$ -	$ -	$ -
Liability derivatives:				
Fair value forward hydrocarbon derivative instruments at gross valuation	-	-	-	-
Less counterparty offsets	-	-	-	-
As reported fair value contracts	$ -	$ -	$-	$ -
December 31, 2022				
Asset derivatives:				
Fair value forward hydrocarbon derivative instruments at gross valuation	$ -	$ -	$ -	$ -
Liability derivatives:				
Fair value forward hydrocarbon derivative instruments at gross valuation	-	-	330	-
Less counterparty offsets	-	-	-	-
As reported fair value contracts	$ -	$ -	$330	$ -

We only enter into derivative instruments with creditworthy counterparties and evaluate our exposure to significant counterparties on an ongoing basis. At December 31, 2023 and 2022, we were not holding nor have we posted any collateral to support our forward month fair value derivative activity. We are not subject to any credit-risk related trigger events. We have no other financial investment arrangements that would serve to offset our derivative contracts.

Forward month derivative instruments reflected in the accompanying consolidated statements of operations were as follows for the periods indicated (in thousands):

			Gains (Losses)		
			Year Ended December 31		
			2023	2022	2021
Revenues - marketing			$-	$(23)	$14
Costs and expenses – marketing			(330)	330	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

The following table reflects, by level with the Level 1, 2 and 3 fair value hierarchy, the carrying values of our financial assets and liabilities at the dates indicated (in thousands):

	Fair Value Measurements Using				
	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unpbservable Inputs (Level 3)	Counterparty Offsets	Total
December 31, 2023					
Derivatives					
Current assets	$ -	$ -	$ -	$ -	$ -
Current liabilities	-	-	-	-	-
Net value	$ -	$-	$ -	$ -	$ -
December 31, 2022					
Derivatives					
Current assets	$ -	$ -	$ -	$ -	$ -
Current liabilities	-	(330)	-	-	(330)
Net value	$ -	$(330)	$ -	$ -	$(330)

These assets and liabilities are measured on a recurring basis and are classified based on the lowest level of input used to estimate their fair value. Our assessment of the relative significance of these inputs requires judgments.

When determining fair value measurements, we make credit valuation adjustments to reflect both our own nonperformance risk and our counterparty's nonperformance risk. When adjusting the fair value of derivative contracts for the effect of nonperformance risk, we consider the impact of netting and any applicable credit enhancements. Credit valuation adjustments utilize Level 3 inputs, such as credit scores to evaluate the likelihood of default by us or our counterparties. At December 31, 2023 and 2022, credit valuation adjustments were not significant to the overall valuation of our fair value contracts. As a result, applicable fair value assets and liabilities are included in their entirety in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. INCOME TAXES

The components of our income tax (provision) benefit were as follows for the periods indicated (in thousands):

			Year Ended December 31		
			2023	2022	2021
Current:					
Federal			$(2,012)	$(3,766)	$(4,811)
State			(678)	(288)	(358)
Total Current			(2,690)	(4,054)	(5,169)
Deferred					
Federal			2,149	2,386	1,347
State			267	(250)	54
Total Deferred			2,416	2,136	1,401
Total (provision for) benefit from income taxes			$ (274)	$(1,918)	$(3,768)

A reconciliation of the (provision for) benefit from income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes was as follows for the periods indicated (in thousands):

			Year Ended December 31		
			2023	2022	2021
Pre-tax net book income			$ 486	$5,405	$15,656
Statutory federal income tax provision			$(102)	$(1,135)	$(3,288)
State income tax provision			(266)	(478)	(224)
Permanent differences			115	(296)	(94)
Return to provision adjustments			7	8	(88)
Other			(28)	(17)	(74)
Total provision for income taxes			$(274)	$(1,918)	$(3,768)
Effective income tax rate[1]			56%	35%	24%

(1) Our effective tax rate for the years ended December 31, 2023 and 2022 is higher than our statutory tax rate primarily due to non-deductible expenses, the mix of earnings in states with higher tax rates and less earnings before income taxes as compared to prior years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net difference between the financial statement carrying amounts and the underlying income tax basis in these items. The components of the federal deferred tax asset (liability) were as follows at the dates indicated (in thousands):

	December 31	
	2023	**2022**
Long-term deferred tax asset (liability):		
Prepaid and other insurance	$ (804)	$(707)
Property	(12,559)	(15,208)
ROU assets	1,292	1,701
ROU liabilities	(1,293)	(1,701)
Amortization	(562)	(869)
Investment in unconsolidated affiliate	536	537
Valuation allowance related to investment in unconsolidated affiliate	(525)	(537)
Net operating loss	396	239
Other	571	1,168
Net long-term deferred tax liability	(12,948)	(15,377)
Net deferred tax liability	$(12,948)	$(15,377)

Financial statement recognition and measurement of positions taken, or expected to be taken, by an entity in its income tax returns must consider the uncertainty and judgment involved in the determination and filing of income taxes. Tax positions taken in an income tax return that are recognized in the financial statements must satisfy a more-likely-than-not recognition threshold, assuming that the tax position will be examined by taxing authorities with full knowledge of all relevant information. We have no significant unrecognized tax benefits. Interest and penalties associated with income tax liabilities are classified as income tax expense.

The earliest tax years remaining open for audit for federal and major states of operations are as follows:

			Earliest Open Tax Year
Federal			2017
Texas			2019
Louisiana			2020
Michigan			2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. STOCK-BASED COMPENSATION PLAN

In May 2018, our shareholders approved the 2018 LTIP, a long-term incentive plan under which any employee or non-employee director who provides services to us is eligible to participate in the plan. The 2018 LTIP, which is overseen by the Compensation Committee of our Board of Directors, provides for the grant of various types of equity awards, of which restricted stock unit awards and performance-based compensation awards have been granted. We began awarding stock-based compensation to eligible employees and directors in June 2018. In May 2022, our shareholders approved an amendment and restatement of the 2018 LTIP, in which the maximum number of shares authorized for issuance under the 2018 LTIP was increased by 150,000 shares to a total of 300,000 shares, and the term of the 2018 LTIP was extended through February 23, 2032. After giving effect to awards granted and forfeitures made under the 2018 LTIP, and the achievement of performance factors through December 31, 2023, a total of 149,889 shares were available for issuance.

Compensation expense recognized in connection with equity-based awards was as follows for the periods indicated (in thousands):

			Year Ended December 31		
			2023	2022	2021
Compensation expense			$1,193	$1,022	$854

On August 12, 2022, we granted equity inducement awards to each of Trey Bosard and Tyler Bosard in connection with the acquisition of Firebird and Phoenix (see Note 6 for further information), pursuant to their respective employment agreements. As an inducement material to each of their accepting employment with Phoenix following the acquisition, the Board of Directors approved a grant of $0.5 million of restricted stock units to each of Trey Bosard and Tyler Bosard. The inducement awards were granted outside the terms of the 2018 LTIP. The inducement awards vest in three separate tranches on each of the first three anniversaries of the grant date.

If dividends are paid with respect to our common shares during the vesting period, an equivalent amount will accrue and be held by us without interest until the restricted stock unit awards and performance share unit awards vest, at which time the amount will be paid to the recipient. If the award is forfeited prior to vesting, the accrued dividends will also be forfeited. At December 31, 2023 and 2022, we had $138,700 and $140,300, respectively, of accrued dividend amounts for awards granted under the 2018 LTIP.

Restricted Stock Unit Awards

A restricted stock unit award is a grant of a right to receive our common shares in the future at no cost to the recipient apart from fulfilling service and other conditions once a defined vesting period expires, subject to customary forfeiture provisions. A restricted stock unit award will either be settled by the delivery of common shares or by the payment of cash based upon the fair market value of a specified number of shares, at the discretion of the Compensation Committee, subject to the terms of the applicable award agreement. The Compensation Committee intends for these awards to vest with the settlement of common shares. Restricted stock unit awards generally vest at a rate of approximately 33 percent per year beginning one year after the grant date and are non-vested until the required service periods expire.

The fair value of a restricted stock unit award is based on the market price per share of our common shares on the date of grant. Compensation expense is recognized based on the grant date fair value over the requisite service or vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents restricted stock unit award activity for the periods indicated:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share [1]
Restricted stock unit awards at January 1, 2021	27,490	$28.64
Granted under 2018 LTIP [2]	26,369	$29.70
Vested	(14,244)	$30.20
Forfeited	(1,350)	$28.92
Restricted stock unit awards at December 31, 2021	38,265	$28.78
Granted under 2018 LTIP [3]	26,796	$31.83
Granted as inducement awards [4]	30,518	$33.75
Vested	(21,814)	$29.22
Forfeited	(3,521)	$30.33
Restricted stock unit awards at December 31, 2022	70,244	$31.89
Granted under 2018 LTIP [5]	23,409	$57.18
Vested	(32,399)	$32.15
Forfeited	(2,667)	$46.95
Restricted stock unit awards at December 31, 2023	58,587	$41.16

(1) Determined by dividing the aggregate grant date fair value of awards by the number of awards issued.

(2) The aggregate grant date fair value of restricted stock unit awards issued during 2021 was $0.8 million based on grant date market prices of our common shares ranging from $29.70 to $30.00 per share.

(3) The aggregate grant date fair value of restricted stock unit awards issued during 2022 was $0.9 million based on grant date market prices of our common shares ranging from $31.80 to $37.42 per share.

(4) These awards were granted in connection with the acquisition of Firebird and Phoenix (see Note 6 for further information). The aggregate grant date fair value of these restricted stock unit awards issued on August 12, 2022 was $1.0 million based on a grant date market price of our common shares of $33.75 per share.

(5) The aggregate grant date fair value of restricted stock unit awards issued during 2023 was $1.3 million based on grant date market prices of our common shares ranging from $37.56 to $58.05 per share.

Unrecognized compensation cost associated with restricted stock unit awards was approximately $0.6 million at December 31, 2023. Due to the graded vesting provisions of these awards, we expect to recognize the remaining compensation cost for these awards over a weighted-average period of 1.4 years.

Performance Share Unit Awards

An award granted as performance-based compensation is awarded to a participant contingent upon attainment of our future performance goals during a performance cycle. Performance goals are pre-established by the Compensation Committee. Following the end of the performance period, the holder of a performance-based compensation award is entitled to receive payment of an amount not exceeding the number of shares of common stock subject to, or the maximum value of, the performance-based compensation award, based on the achievement of the performance measures for the performance period. The performance share unit awards generally vest in full approximately three years after grant date, and are non-vested until the required service period expires.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of a performance share unit award is based on the market price per share of our common shares on the date of grant. Compensation expense is recognized based on the grant date fair value over the requisite service or vesting period. Compensation expense is generally adjusted for the performance goals on a quarterly basis.

The following table presents performance share unit award activity for the periods indicated:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share [1]
Performance share unit awards at January 1, 2021	16,241	$27.67
Granted under 2018 LTIP [2]	12,205	$29.70
Awards cancelled due to performance factor decrease [3]	(4,493)	$29.70
Vested	(2,461)	$43.00
Forfeited	-	-
Performance share unit awards at December 31, 2021	21,492	$26.64
Granted under 2018 LTIP [4]	13,458	$31.80
Awards increased due to performance factor increase [3]	159	$31.80
Vested	(3,125)	$28.22
Forfeited	(1,297)	$30.87
Performance share unit awards at December 31, 2022	30,687	$28.59
Granted under 2018 LTIP [5]	12,061	$56.84
Awards cancelled due to performance factor decrease [3]	(11,824)	$56.82
Vested	(12,680)	$25.12
Forfeited	(820)	$38.86
Performance share unit awards at December 31, 2023	17,424	$31.03

(1) Determined by dividing the aggregate grant date fair value of awards by the number of awards issued.

(2) The aggregate grant date fair value of performance share unit awards issued during 2021 was $0.4 million based on a grant date market price of our common shares of $29.70 per share and assuming a performance factor of 100 percent.

(3) The performance factor for awards granted in 2021 was set at 63.1 percent based on a comparison of actual results for 2021 to performance goals. The performance factor for awards granted in 2022 was set at 101.4 percent based upon a comparison of actual results for 2022 to performance goals. The performance factor for awards granted in 2023 was set at 0.0 percent based upon a comparison of actual results for 2023 to performance goals.

(4) The aggregate grant date fair value of performance share unit awards issued during 2022 was $0.4 million based on a grant date market price of our common shares of $31.80 per share and assuming a performance factor of 100 percent.

(5) The aggregate grant date fair value of performance share unit awards issued during 2023 was $0.7 million based on a grant date market price of our common shares ranging from $38.42 to $58.05 per share and assuming a performance factor of 100 percent.

Unrecognized compensation cost associated with performance share unit awards was approximately $0.1 million at December 31, 2023. We expect to recognize the remaining compensation cost for these awards over a weighted-average period of 1.1 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flows and non-cash transactions were as follows for the periods indicated (in thousands):

			Year Ended December 31		
			2023	**2022**	**2021**
Cash paid for interest			$3,511	$425	$746
Cash paid for federal and state income taxes			2,498	3,020	2,251
Cash refund for NOL carryback under CARES Act			-	6,907	3,712
Non-cash transactions:					
Change in accounts payable related to property and equipment additions			52	(52)	-
Property and equipment acquired under finance leases			17,940	7,873	2,083
Issuance of common shares in asset acquisition (see Note 6)			-	425	-

See Note 17 for information related to non-cash transactions related to leases.

NOTE 17. LEASES

We account for leases under ASC 842, *Leases*, which requires lessees to recognize a ROU asset and a corresponding lease liability for leases with terms longer than twelve months. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current liabilities and long-term operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, current liabilities and long-term finance lease liabilities in the consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As most of our leases do not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term. At adoption, the ROU asset also includes any lease payment made and excludes lease incentives and initial direct costs. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We are a lessee in noncancellable (i) operating leases for office space, equipment and lease and terminal access contracts for tank storage and dock access for our crude oil marketing business, and (ii) finance leases for tractors, trailers, a tank storage and throughput arrangement in our crude oil marketing business and office equipment. Leases with an initial term of twelve months or less are not recorded on the balance sheet. Our lease agreements have remaining lease terms ranging from one year to approximately eight years. The majority of our finance lease agreements for tractors and trailers contain residual value guarantee provisions, which would become due at the expiration of the finance lease if the fair value of the lease vehicles is less than the guaranteed residual value or if we elect to purchase the asset at the end of the lease term. At December 31, 2023, we have recorded a liability of $5.5 million for the estimated end of term payment related to these residual value guarantees as we expect that we will pay the full amount of the guarantees at the end of the leases.

Our lease agreements do not contain any leases with material variable lease payments (i.e., payments that depend on a percentage of sales of a lessee or payments that increase based upon an index such as CPI), residual value guarantees probable of being paid other than those noted above or material restrictive covenants. Lease agreements with lease and non-lease

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

components are generally accounted for separately when practical. For leases where the lease and non-lease component are comingled and the non-lease component is determined to be insignificant when compared to the lease component, the lease and the non-lease components are treated as a single lease component for all asset classes.

Some leases include one or more options to renew, with renewal terms that can extend the lease term for generally one year with exercise of lease renewal options being at our sole discretion as lessee.

The following table provides the components of lease expense for the periods indicated (in thousands):

			Year Ended December 31		
			2023	2022	2021
Finance lease cost:					
Amortization of ROU assets			$7,578	$5,200	$4,744
Interest on lease liabilities			1,349	364	413
Operating lease cost			3,641	3,019	2,560
Short-term lease cost			13,908	14,573	13,880
Variable lease cost			27	20	7
Total lease expense			$26,503	$23,176	$21,604

The following table provides supplemental cash flow and other information related to leases for the periods indicated (in thousands):

			Year Ended December 31		
			2023	2022	2021
Cash paid for amounts included in measurement of lease liabilities:					
Operating cash flows from operating leases [1]			$3,178	$2,929	$2,560
Operating cash flows from finance leases [1]			1,234	356	326
Financing cash flows from finance leases			8,516	4,741	4,367
ROU assets obtained in exchange for new lease liabilities:					
Finance leases			17,940	7,873	2,083
Operating leases [2]			1,020	3,269	1,385

(1) Amounts are included in Other operating activities on the consolidated cash flow statements.

(2) 2022 amount includes four operating lease agreements for office and terminal locations with affiliates of Scott Bosard, one of the Sellers of Firebird and Phoenix, for periods ranging from two to five years (see Note 6 and Note 10 for further information).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides lease terms and discount rates for the periods indicated:

			Year Ended December 31		
			2023	2022	2021
Weighted-average remaining lease term (years):					
Finance leases			3.57	3.54	3.60
Operating leases			2.92	3.52	3.85
Weighted-average discount rate:					
Finance leases			5.6%	3.5%	2.6%
Operating leases			4.3%	4.0%	3.8%

The following table provides supplemental balance sheet information related to leases at the dates indicated (in thousands):

	December 31	
	2023	2022
Assets		
Finance lease ROU assets [1]	$24,681	$15,264
Operating lease ROU assets	5,832	7,720
Liabilities		
Current		
Finance lease liabilities	6,206	4,382
Operating lease liabilities	2,829	2,712
Noncurrent		
Finance lease liabilities	19,685	12,085
Operating lease liabilities	3,006	5,007

(1) Amounts are included in Property and equipment, net on the consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides maturities of undiscounted lease liabilities at December 31, 2023 (in thousands):

	Finance Lease	Operating Lease
2024	$7,463	$3,009
2025	7,284	1,273
2026	5,615	1,047
2027	6,047	602
2028	2,789	219
Thereafter	-	18
Total lease payments	29,198	6,168
Less: Interest	(3,307)	(333)
Present value of lease liabilities	25,891	5,835
Less: Current portion of lease obligation	(6,206)	(2,829)
Total long-term lease obligation	$19,685	$3,006

The following table provides maturities of undiscounted lease liabilities at December 31, 2022 (in thousands):

	Finance Lease	Operating Lease
2023	$4,870	$2,958
2024	3,629	2,617
2025	4,652	962
2026	2,482	879
2027	2,179	570
Thereafter	-	237
Total lease payments	17,812	8,223
Less: Interest	(1,345)	(504)
Present value of lease liabilities	16,467	7,719
Less: Current portion of lease obligation	(4,382)	(2,712)
Total long-term lease obligation	$12,085	$5,007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. COMMITMENTS AND CONTINGENCIES

Insurance

We have accrued liabilities for estimated workers' compensation and other casualty claims incurred based upon claim reserves plus an estimate for loss development and incurred but not reported claims. We self-insure a significant portion of expected losses relating to workers' compensation, general liability and automobile liability, with a self-insured retention of $1.0 million. On October 1, 2023, the self-insurance retention was increased to $1.5 million for the auto policy. Insurance is purchased over our retention to reduce our exposure to catastrophic events. Estimates are recorded for potential and incurred outstanding liabilities for workers' compensation, auto and general liability claims and claims that are incurred but not reported. Estimates are based on adjusters' estimates, historical experience and statistical methods commonly used within the insurance industry that we believe are reliable. We have also engaged a third-party actuary to perform a review of our accrued liability for these claims as well as potential funded losses in our captive insurance company. Insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices and the selection of estimated loss among estimates derived using different methods. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

On October 1, 2020, we elected to utilize a wholly owned insurance captive to insure the self-insured retention for our workers' compensation, general liability and automobile liability insurance programs. All accrued liabilities associated with periods from October 1, 2017 through current were transferred to the captive.

We maintain excess property and casualty programs with third-party insurers in an effort to limit the financial impact of significant events covered under these programs. Our operating subsidiaries pay premiums to both the excess and reinsurance carriers and our captive for the estimated losses based on an external actuarial analysis. These premiums held by our wholly owned captive are currently held in a restricted account, resulting in a transfer of risk from our operating subsidiaries to the captive.

We also maintain a self-insurance program for managing employee medical claims in excess of employee deductibles. As claims are paid, the liability is relieved. We also maintain third party insurance stop-loss coverage for individual medical claims exceeding a certain minimum threshold. In addition, we maintain $1.3 million of umbrella insurance coverage for annual aggregate medical claims exceeding approximately $11.3 million.

Our accruals for automobile, workers' compensation and medical claims were as follows at the dates indicated (in thousands):

			December 31	
			2023	2022
Accrued automobile and workers' compensation claims			$5,804	$5,579
Accrued medical claims			997	1,007

Litigation

From time to time as incidental to our operations, we may become involved in various lawsuits and/or disputes. As an operator of an extensive trucking fleet, we are a party to motor vehicle accidents, worker compensation claims and other items of general liability as would be typical for the industry. We are presently unaware of any claims against us that are either outside the scope of insurance coverage or that may exceed the level of insurance coverage and could potentially represent a material adverse effect on our financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Guarantees

We issue parent guarantees of commitments associated with the activities of our subsidiary companies. The guarantees generally result from subsidiary commodity purchase obligations, subsidiary operating lease commitments and subsidiary banking transactions. The nature of these arrangements is to guarantee the performance of the subsidiary in meeting their respective underlying obligations. We would only be called upon to perform under the guarantee in the event of a payment default by the applicable subsidiary company. In satisfying these obligations, we would first look to the assets of the defaulting subsidiary company.

At December 31, 2023, parental guaranteed obligations were approximately $58.2 million. Currently, neither we nor any of our subsidiaries has any other types of guarantees outstanding that require liability recognition, except for the residual value guarantees for certain of our finance leases (see Note 17 for further discussion).

NOTE 19. CONCENTRATION OF CREDIT RISKS

We may incur credit risk to the extent our customers do not fulfill their obligations to us pursuant to contractual terms. Risks of nonpayment and nonperformance by our customers are a major consideration in our business, and our credit procedures and policies may not be adequate to sufficiently eliminate customer credit risk. Managing credit risk involves a number of considerations, such as the financial profile of the customer, the value of collateral held, if any, specific terms and duration of the contractual agreement, and the customer's sensitivity to economic developments. We have established various procedures to manage credit exposure, including initial credit approval, credit limits and rights of offset. We also utilize letters of credit and guarantees to limit exposure.

Our largest customers consist of large multinational integrated crude oil companies and independent domestic refiners of crude oil. In addition, we transact business with independent crude oil producers, major chemical companies, crude oil trading companies and a variety of commercial energy users. Within this group of customers, we derive approximately 50 percent of our revenues from four to five large crude oil refining customers. While we have ongoing established relationships with certain domestic refiners of crude oil, alternative markets are readily available since we supply less than one percent of U.S. domestic refiner demand. As a fungible commodity delivered to major Gulf Coast supply points, our crude oil sales can be readily delivered to alternative end markets.

The following tables reflect the percentages of individual customer sales in excess of 10 percent of our consolidated revenues and individual customer receivables in excess of 10 percent of our total consolidated receivables for the periods indicated. We believe that a loss of any of the customers where we currently derive more than 10 percent of our revenues would not have a material adverse effect on our operations as we would be able to replace that customer's activity with a similar customer or customers.

Individual customer sales in excess of 10% of revenues		
Year Ended December 31		
2023	2022	2021
11.4%	22.4%	23.7%
11.1%	11.3%	11.6%

Individual customer receivables in excess of 10% of receivables		
Year Ended December 31		
2023	2022	2021
-%	-%	11.5%
16%	10.8%	17.0%
23%	16.0%	12.6%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Adams Resources & Energy, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Adams Resources & Energy, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of accrued liabilities for automobile and workers' compensation claims

As discussed in Note 18 to the consolidated financial statements, the Company establishes accrued liabilities for automobile and workers' compensation claims reported plus an estimate for loss development and potential claims that have been incurred but not reported to the Company or its insurance provider. The estimates are based on insurance adjusters' estimates, historical experience and statistical methods commonly used within the insurance industry. The Company retains a third-party actuary to review its accrued liabilities for such claims. As of December 31, 2023, the accrued liabilities for automobile and workers' compensation were $5.8 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We identified the assessment of the accrued liabilities for automobile and workers' compensation claims that have been incurred but not reported as a critical audit matter. Specialized skills and knowledge were required to evaluate the Company's actuarial models and underlying assumptions made by the Company to estimate these accrued liabilities for incurred but not reported claims. Specifically, the accrued liabilities were sensitive to possible changes to the following key underlying assumptions:

- incurred and paid loss development factors used in the determination of the ultimate loss
- initial expected loss rates
- the selection of estimated loss among estimates derived using different methods.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate accrued liabilities for automobile and workers compensation claims that have been incurred but not reported, including controls related to the development of the key assumptions listed above. In addition, we involved actuarial professionals with specialized skills and knowledge, who assisted in:

- assessing the actuarial models and procedures used by the Company by comparing them to generally accepted actuarial methods and procedures to estimate the ultimate losses
- evaluating the Company's key assumptions and judgments underlying the Company's estimate by developing an independent range of the incurred but not reported claims and comparing it against the Company's recorded amount.

/s/ KPMG LLP

We have served as the Company's auditor since 2017.

Houston, Texas
March 13, 2024

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the NYSE American under the ticker symbol "AE". As of March 1, 2024, there were approximately 109 shareholders of record of our common shares, however, the actual number of beneficial holders of our common stock may be substantially greater than the stated number of holders of record because a substantial portion of our common stock is held in street name.

We have paid dividends to our common shareholders each year since 1994. Our Board of Directors expects to continue paying dividends for the foreseeable future, although the declaration, amount and timing of any dividends falls within the sole discretion of our Board, whose decision will depend on many factors, including our financial condition, earnings, capital requirements and other factors that our Board may deem relevant.

ISSUER PURCHASES OF EQUITY SECURITIES

None.

PERFORMANCE GRAPH

The following graph compares the total shareholder return performance of our common stock with the performance of: (i) the Standard & Poor's 500 Stock Index ("S&P 500") and (ii) the S&P 500 Integrated Oil and Gas Index ("S&P Integrated Oil & Gas"). The graph assumes that $100 was invested in our common stock and each comparison index beginning on December 31, 2018 and that all dividends were reinvested on a quarterly basis on the ex-dividend dates. The graph was prepared under the applicable rules of the SEC based on data supplied by Research Data Group. The stock performance shown on the graph is not necessarily indicative of future price performance.

The information under the caption "Performance Graph" above is not deemed to be "filed" as part of the Annual Report on Form 10-K, and is not subject to the liability provisions of Section 18 of the Exchange Act. Such information will not be deemed incorporated by reference into any filing we make under the Securities Act unless we explicitly incorporate it into such filing at such time.



	December 31					
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Adams Resources & Energy, Inc.	$100.00	$101.14	$66.46	$79.27	$114.09	$78.79
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
S&P Integrated Oil & Gas	100.00	107.19	71.37	109.06	192.43	175.08

TRANSFER AGENT & REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, New York 11717

www.shareholder.broadridge.com
Email: shareholder@broadridge.com
(877) 830-4396 or (720) 378-5591

ANNUAL MEETING

The Annual Meeting of Shareholders of Adams Resources & Energy, Inc. will be held at 11:00 a.m., Monday, May 6, 2024 at 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027.

Shareholders are cordially invited to attend.

FORM 10-K

The annual report of Adams Resources & Energy, Inc. on Form 10-K, as filed with the Securities and Exchange Commission, is available upon request. Please address all such requests to Tracy Ohmart (tohmart@adamsresources.com), Investor Relations, Adams Resources & Energy, Inc., P.O. Box 844, Houston, Texas 77001.

NYSE AMERICAN EXCHANGE SYMBOL — AE

CORPORATE OFFICES

Adams Resources & Energy, Inc.
17 South Briar Hollow Lane, Suite 100
Houston, Texas 77027
(713) 881-3600
www.adamsresources.com

EXECUTIVE OFFICERS OF THE COMPANY

Kevin J. Roycraft
Chief Executive Officer & President

Tracy E. Ohmart
Executive Vice President,
Chief Financial Officer & Treasurer

SUBSIDIARY MANAGEMENT

Wade M. Harrison
President of Service Transport Company

Greg L. Mills
President of GulfMark Asset Holdings, LLC
President of GulfMark Energy, Inc.

David B. Hurst
Secretary of the Company

Equal Opportunity Employer

DIRECTORS

Townes G. Pressler
Chairman of the Board
Houston, Texas

Murray E. Brasseux
Retired — Former Bank Managing Director of Oil & Gas Finance
Houston, Texas

Dennis E. Dominic
Retired — Former Vice President of Domestic Crude Supply & Trading
New Braunfels, Texas

Michelle A. Earley
Partner — O'Melveny & Meyers LLP
Austin, Texas

Richard C. Jenner
Managing Partner — Endeavor Natural Gas, LP
Houston, Texas

John O. Niemann Jr.
Managing Director — Andersen Tax LLC
Houston, Texas

Kevin Roycraft
Chief Executive Officer & President of the Company
Houston, Texas

ADAMS RESOURCES & ENERGY, INC. AND SUBSIDIARIES

P.O. Box 844, Houston, Texas 77001
www.adamsresources.com

